7

05010996

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Andes Int'l Holdings

*CURRENT ADDRESS

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4031 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 9/7/05



Annual Report 2005

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

CONTENTS

CORPORATE PROFILE AND CORPORATE MISSION

CORPORATE PROFILE

Pacific Andes International Holdings Limited supplying frozen food products since 1986. The Company now harvests, sources, processes and distributes a diverse range of frozen food products to 36 countries worldwide covering the People's Republic of China (the "PRC"), North and South America, Europe, Africa and Asia. Our client, base ranges from wholesalers, retailers, processors, reprocessors and institutional customers.

The Company was listed on The Stock Exchange of Hong Kong Limited in 1994, headquartered in Hong Kong with offices in the PRC, Singapore, Japan, Russia and North America. In 1996, the Group's resource development and trading division, Pacific Andes (Holdings) Limited, was separately listed on the Singapore Exchange Securities Trading Limited

CORPORATE MISSION

To be a fully integrated global food supplier; to harvest, source, process and distribute a vast range of frozen food products through our extensive global network to meet the growing needs of the health and value conscious consumers around the world.

CORPORATE INFORMATION

Board of Directors

EXECUTIVE:

Ng Swee Hong, *Chairman*
Ng Joo Siang, *Managing Director*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

INDEPENDENT NON-EXECUTIVE:

Lew V Robert
Kwok Lam Kwong, Larry
Yeh Man Chun, Kent

Audit Committee

Lew V Robert
Kwok Lam Kwong, Larry
Yeh Man Chun, Kent

Company Secretary

Cheng Nai Ming

Solicitors

Baker & McKenzie

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

Bank Mandiri
Bank of China
Calyon
Hang Seng Bank Ltd
HSBC
Rabobank International
Standard Chartered Bank (HK) Ltd

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Office

Hong Kong Plaza
Rooms 3201-3210
188 Connaught Road West
Hong Kong

Principal Registrars & Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

Branch Registrars & Transfer Office in Hong Kong

Secretaries Limited
G/F, BEA Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

BUSINESS STRUCTURE

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

Resource Development & Trading Division

- Vegetable and Plantation
  - PRC Processing
- Transport & Ship Agency
  - Ship Agency Department
  - Logistics & Supply
  - Chartering Department
  - Transportation Vessels
- Global Sourcing & Supply
  - Sourcing Department
    - International Procurement
    - Russian Business
  - Supply Department
    - International Sales
    - PRC Sales
- Fishing Operation

Processing & Distribution Division

- Seafood Processing
  - North American Processing
    - National Fish & Seafood, Inc. (60%)
  - PRC Processing
    - Subcontracting Department
      - 16 subcontracting plants in the PRC
  - Japan Processing
    - Kyoshoku Co., Ltd. (60%)
  - Direct Processing Department
    - 4 self-operated plants
- Marketing Department
  - North American Sales
  - European Sales
  - PRC Sales
- Distribution Department
  - North American Distribution
    - National Fish & Seafood, Inc. (60%)
  - PRC Distribution
    - Pelican Food
  - European Distribution
  - Japan Distribution
    - Kyoshoku Co., Ltd. (60%)

MANAGING DIRECTOR'S STATEMENT AND ANALYSIS

FY2005 was another record year for Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") and its subsidiaries (the "Group") and we are proud of our significant accomplishments. Our financial performance reflects our position as a world-leading, fully integrated food supplier. We stand out in the seafood industry by the scale and scope of our operations, and through our strategic vision.

During the year, we created value and growth by enhancing our current product range. We created new product categories and expanded existing lines. We focused on enhancing market penetration of existing products and developing markets for the new products we introduced during the year. In addition, we managed our costs by continuing to streamline our processing capabilities.

Financial Highlights


Years ended 31 March
2005
2004
2003
0
1,000
2,000
3,000
4,000
5,000
6,000
HK$ million

Turnover

In FY2005, the Group recorded an increase of 20.6% of turnover to HK$5,298 million. The growth was primarily attributable to increasing demand from our existing markets.

Operating Profit


Years ended 31 March
2005
2004
2003
0
50
100
150
200
250
300
350
HK$ million

Profit Attributable to Shareholders


Years ended 31 March
2005
2004
2003
0
50
100
150
200
HK$ million

Corresponding to the higher sales, the Group recorded improved profitability. Operating profit increased 51.7% from HK$227 million in FY2004 to HK$345 million in FY2005. Profit attributable to shareholders increased from HK$112 million in FY2004 to HK$163 million in FY2005.

Gross Profit Margin


2005
2004
2003
Years ended 31 March
11.76
10.25
9.78
0
4
8
12
%

Net Profit Margin


2005
2004
2003
Years ended 31 March
0
2
4
6
%

The Group's gross profit margin rose from 10.25% in FY2004 to 11.76% in FY2005, reflected the improvement in the operations and contribution from China Fisheries International Limited ("CFIL"). Net profit margin increased from 3.37% to 4.59% in this year.

Earnings Per Share


2005
2004
2003
Years ended 31 March
16.3
14.8
0
2
4
6
8
10
12
14
16
18
HK cents

Reflecting our higher profitability, earnings per share for the year increased 10.1% from HK14.8 cents in FY2004 to HK16.3 cents in FY2005.


2005
2004
2003
Years ended 31 March
1,395
1,231
771
0
500
1,000
1,500
HK$ million

Shareholders' Fund

Shareholders' fund increased 13.3% to HK$1,395 million.


2005
2004
2003
Years ended 31 March
1.40
1.23
1.08
1.00
1.10
1.20
1.30
1.40
1.50
HK$

Net Assets Per Share

Net assets per share increased 13.8% to HK$1.40.


Years ended 31 March
2005
2004
2003
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Times

Interest Cover

As the Group's operating margin improved, interest cover rose from 2.98 times in FY2004 to 3.53 times in FY2005.


Years ended 31 March
2005
2004
2003
0
20
40
60
80
100
Days

Stock Turnover

Besides having to meet the strong demand in the PRC market and increase in cost of raw materials for fish products, the Group increased inventory to address increased sales orders for our processed products and the anticipated demand from the Japanese market after acquisition of Kyoshoku Co., Ltd. ("Kyoshoku") in April 2005. Stock turnover period marginally increased from 82 days in FY2004 to 89 days in FY2005.


Years ended 31 March
2005
2004
2003
0
20
40
60
Days

Debtors Turnover

The debtor turnover period decreased from 56 days to 52 days.

Appropriations

In line with the Group's persistent dividend policy of distributing one-third of its net profit for the payment to shareholders each year, the Board of Directors proposes the payment of final dividend of HK5.4 cents per ordinary share to shareholders.

Review of Business

As consumers around the world are becoming increasingly aware of the many nutritional and health benefits of regular consumption of fish and seafood, demand for our products remained strong.

During this financial year, Pacific Andes made a number of significant developments. In addition to organic growth, the strategic investments and acquisitions we made created satisfying advancements for the Group and rewarding results for our shareholders. Through our investments we realized seamless operational integration giving us full control of the whole supply chain in frozen seafood operations – from fish resources development (harvest and source), to processing and distribution to both wholesalers and retailers.

Our strategy, that began with the acquisition of a 49.9% equity stake in CFIL by Zhonggang Fisheries Limited, culminated in the acquisition of another 2% direct equity stake by Pacific Andes (Holdings) Limited. This move allowed us to have greater access to raw material supplies and further enhanced our sourcing operations, which in turn boosted our operational efficiencies.

During the period under review, the Group also acquired 60% equity interest in Kyoshoku, a Japanese seafood processing company. Kyoshoku, a company that has operated for over 50 years, owns three processing plants in Japan, producing mainly seasoned, pickled, smoked and salted fish fillets and other seafood products. It sells to customers through the fish markets, food services, supermarkets and wholesale markets. The investment in Kyoshoku will enable us to further penetrate the Japanese market. Additionally, as we will be able to acquire raw materials and sell products directly through it, we will be able to trim distribution costs.

As well as achieving significant operational progress, we also delivered another set of record results with strong earnings growth, solid margin enhancement and improvement in our overall financial position.

Operations Review

Market Analysis


PRC 53.1%
Others 1.1%
East Asia 4.8%
Eastern Europe 0.5%
Western Europe 20.7%
North America 19.8%

The PRC continues to be Pacific Andes' major revenue contributor, with growth of 19.9% to HK$2,812 million, accounting for 53.1% of its total sales mix for FY2005. The increasingly affluent Chinese population, with its rising purchasing power and emphasis on healthy lifestyle, will continue be a strong market.

In FY2005, Western Europe remained our second largest market, accounting for 20.7%, with sales increasing by 16.6% to HK$1,095 million. Sales to North America increased by 16.1% to HK$1,047 million in FY2005, accounting for 19.8% of our total sales. Consumers are moving away from fresh fish and smoked and salted fish products in favour of ready-made meals. Convenience food products containing fish are becoming increasingly popular with the younger, working generations who are looking for more ready to eat and easy to use fisheries products. The preference for these types of products resulted in a substantial reliance on imports from companies like Pacific Andes to respond to the needs of the Western European and North American markets.

Operations Review – Continued

Sales Activities Analysis


Trading of Forzen Fish 51.5%
Fishing 3.6%
Shipping 0.6%
Vegetables 0.5%
Processing of Fillets & Portions 43.8%

Seafood Division

Fish is widely known to be nutritious, a good source of protein, vitamins and minerals, and recommended as part of a balanced diet.

Founded two decades ago, the seafood division of Pacific Andes has matured to become one of the world's leading processors and suppliers of frozen seafood. This is due to our ability to source seafood products globally and produce top quality seafood products at our processing facilities.

In FY2005, the Group sold approximately 312,000 metric tons of frozen seafood products amounting to HK$5,242 million.

Fishing

During FY2005, the Group commenced fishing activities through the acquisition of CFIL. The Group operates 34 fishing vessels in the Indian Ocean, Pacific Ocean and Atlantic Ocean, at a total gross tonnage of 39,000 metric tons. The Group harvests and processes a variety of fish species aboard on the sophisticated catcher-processor vessels. As the acquisition of CFIL was only completed on 12 July 2004, the Group was able to recognise only the contribution of CFIL between 13 July 2004 to 31 March 2005. During the year under review, CFIL harvested and processed about 48,000 metric tons of fish. It contributed HK$192 million in sales and net profit of HK$34.9 million to the Group.

Sourcing and trading

During the year, the Group sold approximately 220,000 metric tons of frozen fish, compared with last year's 192,000 metric tons and sales value increased by 11.7% to HK$2,730 million. Primarily sold to the PRC market, frozen fish remained the largest contributor to the Group's turnover, accounting for 51.5% of its total sales.

Operations Review – Continued

Sales Activities Analysis – Continued

Processing

Sales of fillets and portions increased 23.1% to HK$2,320 million, accounting for 43.8% of the Group's total sales mix. Growth in sales was driven generally by the overwhelming demand for processed seafood from all major markets. In the year under review, the Group sold 92,000 metric tons of frozen fillets and portions.

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$25.0 million. The most popular products among our customers were spinach, broccoli and onions, all of which are vegetable staples.

Liquidity and Financial Resources

As of 31 March 2005, our total bank borrowings increased by 53%, from HK$1,323 million in FY2004 to HK$2,029 million. The increase of bank borrowing was used to finance the increase of inventory. Inventory was increased by 58% from HK$888 million in FY2004 to HK$1,404 million in FY2005. Besides having to meet the strong demand in the PRC market and increase in cost of raw materials for fish products, the Group increased inventory to address increased sales orders for our processed products and the anticipated demand from the Japanese market after acquisition of Kyoshoku in April 2005. As a result, inventory turnover period increased from 82 days in FY2004 to 89 days in FY2005. Both inventory and bank borrowings have been reduced significantly in June 2005.

As of 31 March 2005, our cash on hand amounted to HK$296 million. Net debt to shareholders' equity ratio increased to 96% in 2005. As both inventory and bank borrowings reduced significantly in June 2005, our net debt to equity ratio also decreased substantially by end of June 2005. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions. Equity comprises shareholders' funds and minority interests.

As the Group does not maintain a significantly open position in any foreign currency at any time, it has minimal exposure to currency risk. In view of the latest announcement of the revaluation of RMB, the Group sees a slight increase over the operating cost. But since the PRC market for frozen fish accounts for half of the total sales, against the improving purchasing power in the PRC, the currency rise is expected to enhance the sales of frozen fish trading. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

Employees and Remuneration

As at 31 March 2005, the Group had a total of 5,500 employees. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of the individual employee as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees, depending on their contribution to the company.

Operations Review – Continued

Environmental Conservation

As a company whose business is sourcing and marketing fish and seafood products, Pacific Andes is keenly aware of its responsibilities to respect fishing quotas, conserve fishing grounds, and to take a lead in encouraging governments and fishing companies globally to adopt these principles. We see this as a long-term commitment to ensure sustainable fisheries are maintained. We are committed to supporting a responsible and efficient fishing industry that is dedicated to striking a balance between consumer demand and conservation of stock for the future. We make sure all our fish caught and sourced, is supported by proper certification and documentation issued by the relevant governmental or other appropriate authorities.

Outlook

Looking ahead, we see a world of opportunity for Pacific Andes.

We have made good progress in our operational integration. The Board is confident that the Group's efforts over the past few years has laid a strong foundation for it to continue to achieve solid growth. We believe that Pacific Andes is well positioned to take advantage of the opportunities to expand and leverage our brands in new and exciting ways over the coming years.

To boost our profit margins and improve our operations we will continue to build our business strategies on our integrated operating platforms. As we make use of developing technology, our aim is to create a completely synergetic value chain for each of our main products.

In addition to our current wholesale channels, we also plan to increase market presence of all of our products by distributing directly through retail channels.

Sourcing

Increasing affluence and health consciousness in many of our markets is pushing up demand for seafood products. However, based on the data from the Food and Agriculture Organisation of the United Nations, the compound annual growth rate of the wild-catch supply over the last 20 years is only 1.6%. In order to ensure we provide sufficient and legitimate supply, we plan to strengthen our fishing capability in the Pacific and Atlantic Oceans by exploring strategic alliances with fishing companies that operate in countries with an abundant supply of fish resources.

Processing

As customers worldwide search for viable solutions to their seafood demands in terms of higher quality, lower costs and steady supply, more and more of them are looking to the PRC to serve their needs. We are confident that no other company in the PRC has the scale of Pacific Andes nor are they able to provide such high quality products at competitive prices.

This past year our processing factories in the PRC operated at full capacity. To increase production, primarily for the Japanese market, the Group acquired a processing factory in Qingdao, PRC during June 2005. The new factory offers a monthly production capacity of 500 metric tons. Our ability to produce good quality, low cost products and distribute them through Kyoshoku will increase our sales significantly in Japan.

At the same time, the new Qingdao processing complex will be operational in the second half of 2006. The facility will house processing lines with an annual production capacity of 60,000 metric tons of frozen fish fillets and portions. It will provide sufficient cold storage, and capacity for the processing of value-added products. This will allow us to further expand our product offering. *All these initiatives are expected to significantly improve our operational efficiencies and in turn strengthen* our position in the global market.

Outlook – Continued

Direct sales and marketing

To boost our direct sales and marketing coverage, in addition to our existing direct sales and marketing by our US subsidiary, National Fish & Seafood Inc., and the recently acquired of Kyoshoku, we also plan to ally with our customers to sell directly to retailers and to companies that supply to catering services providers. With the well-developed supply chain and processing capability of the Group along with the marketing understanding of our customers in their home countries, it is expected that the combined approach will deliver market-leading innovation and cost effective solutions for customers.

Financing

Our strategy to improve the operational efficiency of our sourcing, processing and logistical operations will require capital investment. This will primarily come from apportioning profits, as well as raising funds externally. The issue of warrants, which will mature by July 2006, will provide additional working capital to support the expansion of the Group, particularly when the new factory begins operation in the second half of 2006. Recently, CFIL made an application to list its shares on The Singapore Exchange Securities Trading Limited. If successful, capital can be raised through this avenue to expand our sourcing ability.

About 95% of the Group's borrowings are short-term. The Group will also look into possibilities to obtain long-term financing to strive for a better financial position for future development.

Appreciation

Our development and success would not be possible without the support of our customers, suppliers, bankers, business partners and shareholders, as well as the operational insights of our Board of Directors. I am deeply grateful and thank you all. I would also like to thank our staff, as well as the fishermen and farmers associated with our business for their contribution to our rewarding results this year. I am excited about all we can accomplish together in the year ahead and look forward to us all prospering because of our collective hard work and commitment.

Ng Joo Siang
Managing Director

25 July 2005

DIRECTORS' PROFILE

Executive Directors

Mr. Ng Swee Hong, 71, is the founder and chairman of the Company. Mr. Ng advises on overall policy of the Group and has over 40 years experience in the trading of commodities and other products, including more than 20 years experience in the seafood business.

Mr. Ng Joo Siang, 46, is the managing director of the Company. He is responsible for overall corporate policy making, strategic planning, development, investment and management of the Group. Mr. Ng graduated from Louisiana State University, Baton Rouge, Louisiana in the U.S., majoring in international trade and finance, and has over 20 years experience in the trading of seafood products. Prior to joining the Company in 1986, Mr. Ng was involved in the ship agency business and the chartering and operation of ocean-going vessels calling at various Asian ports.

Madam Teh Hong Eng, 69, is the executive director of the Company responsible for general administration and strategic planning. She joined the Group in 1986 and has over 28 years experience in administration and financial investments.

Mr. Ng Joo Kwee, 44, is the executive director of the Company responsible for all production of frozen seafood and vegetable products in the PRC. Mr. Ng studied in the U.S. at Southeastern Louisiana University in Hammond, Louisiana. From 1983 to 1989, Mr. Ng was president of a fish trading company in Taiwan. In 1989, Mr. Ng joined the Group as general manager of PRC operations, responsible for daily operations, trading activities and the sourcing of frozen seafood products from South America, India, the PRC and Russia. In 1994, Mr. Ng resigned from the Company, but rejoined in March 1996.

Mr. Ng Joo Puay, Frank, 42, is the executive director of the Company. He is responsible for international sales and marketing of the Group's frozen seafood products outside the PRC. Mr. Ng graduated from Loyola University in New Orleans, Louisiana, in the U.S., majoring in business administration. He has over 18 years experience in the seafood trading business. Prior to joining the Company in 1987, Mr. Ng was the trading manager of a fish trading company in Taiwan for three years.

Ms. Ng Puay Yee, 32, is the executive director of the Company. She is responsible for sourcing frozen seafood products for sale in the PRC market. She is also responsible for the international sales and marketing of frozen seafood products to markets other than the PRC. Ms. Ng graduated from Indiana University at Bloomington, USA. She joined the Group in 1995.

Mr. Cheng Nai Ming, 41, is the finance director and company secretary for the Group. He is responsible for corporate finance as well as overall financial management and planning. Mr. Cheng graduated from the University of Hong Kong majoring in social science and is an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to joining the Company in early 1994, Mr. Cheng was with an international accounting firm in Hong Kong for over 6 years.

Independent Non-Executive Directors

Mr. Lew V Robert, 49, is a certified public accountants in Hong Kong. He graduated from the University of British Columbia in Canada in 1979. He has been an associate member of the Hong Kong Institute of Certified Public Accountants since 1986, and a member of the Alberta Institute of Chartered Accountants since 1982. Previously, Mr. Lew worked for Throne Riddell in both Calgary and Ottawa from 1980 to 1986, and is currently a practising director of BKR Lew & Barr Limited, a certified public accounting corporation.

Mr. Kwok Lam Kwong, Larry, J.P., 49, is a solicitor practising in Hong Kong, and is currently the Managing Partner, China of Mallesons Stephen Jaques. Mr. Kwok is also qualified to practise in Australia, England and Singapore. He is a fellow of the Hong Kong Institute of Certified Public Accountants and CPA Australia respectively. Mr. Kwok graduated from the University of Sydney, Australia, with a Bachelor's Degree in economics (major in accounting and economics) and laws respectively, and a Master's Degree in laws.

Mr. Kwok is currently the Vice-Chairman of the Consumer Council, a member of the Hospital Governing Committee of Kwai Chung Hospital/Princess Margaret Hospital, a member of the Traffic Accident Victims Assistance Advisory Committee and a member of the Trade and Industry Advisory Board in Hong Kong. He is also a member of the Political Consultative Committee of Guangxi in the People's Republic of China.

Mr. Yeh Man Chun, Kent, 51, is presently the Senior Vice President of Robina Wood Limited, a company involved in the manufacturing and distribution of wood flooring products, with facilities based in Shanghai. Prior to commencing his business activities in Shanghai, up till September 2003, Mr. Yeh had been the managing director of Tai Ping Carpets International Limited ("Tai Ping"), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr. Yeh joined Tai Ping in 1981, he now remains as one of its non-executive directors. Mr. Yeh received a Bachelor of Science degree in Industrial Engineering from the University of California, Berkeley, U.S.A in 1976. Subsequently, he received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania in 1980.

REPORT OF THE DIRECTORS

The directors present their annual report and the audited financial statements for the year ended 31 March 2005.

Principal Activities

The Company acts as an investment holding company and provides corporate management services to group companies. Its subsidiaries are principally engaged in global sourcing, processing on shore and international distribution of a variety of frozen seafood products, trading of marine fuel, the provision of shipping and agency services and the cultivation, processing and supply of vegetables. Its associates are principally engaged in trading of processed and frozen fish products and its jointly-controlled entity is engaged in fishing and the provision of fishing management services to fishing vessels.

Details of the Company's principal subsidiaries, associates and jointly-controlled entity at 31 March 2005 are set out in notes 44, 45 and 27 to the financial statements, respectively.

An analysis of the Group's turnover and contribution to operating profit for each of its principal activities and geographical markets is set out in note 4 to the financial statements.

Customers and Suppliers

The five largest customers of the Group together accounted for less than 30% of the Group's turnover. The five largest suppliers of the Group together accounted for approximately 46.0% of the Group's total purchases, with the largest supplier accounting for 13.2%.

At no time during the year did a director, an associate of a director or a shareholder of the Company which, to the knowledge of the directors of the Company owns more than 5% of the Company's share capital, have an interest in any of the Group's five largest customers or suppliers.

Results and Appropriations

The results of the Group for the year ended 31 March 2005 are set out in the consolidated income statement on page 24.

The directors recommend the payment of a final dividend of HK5.4 cents per share to the shareholders whose names appear on the Register of Members of the Company at the close of business on 8 September 2005 amounting to HK$54,409,000 and the retention of the remaining profit for the year of HK$108,819,000.

Property, Plant and Equipment

During the year, the Group spent approximately HK$96,375,000 on the acquisition of property, plant and equipment.

Details of these and other movements in the property, plant and equipment of the Group are set out in note 14 to the financial statements.

Investment Properties

The Group has revalued its investment properties at 31 March 2005.

Details of movements in investment properties of the Group are set out in note 15 to the financial statements.

Purchase, Sale or Redemption of the Company's Listed Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the year.

Share Capital, Share Options and Warrants

Details of movements in the share capital, share options and warrants are set out in notes 32, 33 and 34 to the financial statements respectively.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws in Bermuda.

Borrowings

Details of bank borrowings of the Group are set out in note 30 to the financial statements.

No interest was capitalised by the Group during the year.

Directors

The directors of the Company during the year and up to the date of this report are:

Executive directors:

Ng Swee Hong	*(Chairman)*
Ng Joo Siang	*(Managing Director)*
Teh Hong Eng	
Ng Joo Kwee	
Ng Joo Puay, Frank	
Ng Puay Yee	
Cheng Nai Ming	

Independent non-executive directors:

Lew V Robert	
Kwok Lam Kwong, Larry	
Yeh Man Chun, Kent	(appointed on 30 September 2004)

In accordance with the provisions of the Company's bye-laws, Ng Swee Hong, Ng Joo Siang, Ng Puay Yee and Yeh Man Chun, Kent retire and, being eligible, offer themselves for re-election. All remaining directors continue in office.

The term of office for each non-executive director is the period up to his retirement by rotation in accordance with the Company's bye-laws.

Directors' Service Contracts

Each of Teh Hong Eng, Ng Joo Kwee, Ng Joo Puay, Frank and Cheng Nai Ming has entered into a service agreement with the Company's subsidiary. These service agreements shall be valid unless terminated by either party giving at least one year's written notice, except for the service agreement of Cheng Nai Ming which requires at least six months' written notice.

Other than as disclosed above, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' and Chief Executive's Interests

(i) Shares and Warrants

At 31 March 2005, the interests of the directors and their associates in the shares and warrants of the Company, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of ordinary shares held (long positions)			
Name of directors	**Personal interests**	**Family interests**	**Corporate interests**	**Percentage of the issued share capital of the Company**
Ng Swee Hong				
– shares	–	–	509,263,438 (note b)	50.96%
– warrants	–	–	101,157,087 (note b)	10.12%
Ng Joo Siang				
– shares	–	422,000 (note a)	–	0.04%
– warrants	–	84,400 (note a)	–	0.01%
Ng Puay Yee				
– shares	1,176,000	–	–	0.12%
– warrants	235,200	–	–	0.02%
Cheng Nai Ming				
– shares	1,745,280	–	–	0.17%
– warrants	349,056	–	–	0.03%

Note:

(a) These shares and warrants are held under the name of the spouse of Ng Joo Siang.

(b) These shares and warrants are registered in the name of N. S. Hong Investment (BVI) Limited, representing approximately 50.96% and 10.12% respectively of the issued share capital of the Company, and Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N. S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

Directors' and Chief Executive's Interests – Continued

(ii) Share option schemes

Particulars of the share option schemes are set out in note 33 to the financial statements.

The following table discloses directors' personal interests in share options to subscribe for shares in the Company:

	Vesting period	Period during which option are exercisable	Subscription price per share HK$	Date of grant	Number of share options and underlying share held Outstanding at 1.4.2004	Exercised during the year	Outstanding at 31.3.2005
Category 1: Directors							
Ng Puay Yee	10.7.1997 to 10.7.1999	11.7.1999 to 10.7.2004	1.1168	10.7.1997	600,000	(600,000)	–
Cheng Nai Ming	21.2.2000 to 20.8.2000	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000	–	4,000,000
Total number of share options held by directors					4,600,000	(600,000)	4,000,000

Category 2: Employees

There is no share option outstanding for employees during the year.

The closing price of the Company's share immediately before the date on which the options were exercised was HK$1.25.

No share option was granted by the Company during the year.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests or short positions in any securities of the Company or any of its associated corporations as defined in the SFO as at 31 March 2005.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the year was the Company or its holding company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interest in Contracts of Significance

No contract of significance to which the Company or its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders

As at 31 March 2005, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests in the issued share capital of the Company:

Name of shareholder	Capacity	Number of issued ordinary shares held (long position)	Percentage of the issued share capital of the Company
Ng Swee Hong	Beneficial owner	509,263,438[(1)]	50.96%
Cheah Cheng Hye	Beneficial owner	99,863,836[(2)]	9.99%

Notes:

(1) These shares are registered in the name of N. S. Hong Investment (BVI) Limited and Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N. S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(2) Cheah Cheng Hye holds a total of 99,863,836 shares by virtue of his deemed interest in the shares held by Value Partners Limited.

Other than disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 March 2005.

Transactions with Non-wholly Owned Subsidiaries

The Group had also entered into the following transactions with National Fish & Seafood Inc. ("NFS") and its subsidiary, in which the Group has a 60% attributable interest, and Pacific Andes (Holdings) Limited ("PAH") and its subsidiaries in which the Group has a 65% attributable interest:

	HK$'000
Interest income received from NFS and its subsidiary	880
Administrative income received from PAH and its subsidiaries	14,340
Interest income received from PAH and its subsidiaries	206

The interest income was calculated at interest rates ranging from 1.20% to 2.96% per annum on the outstanding amounts due from PAH and its subsidiaries and outstanding amounts due from NFS and its subsidiary respectively. The administrative income received from PAH and its subsidiaries was calculated in accordance with the management agreement signed on 3 September 1996 upon the listing of the shares of PAH on The Singapore Exchange Securities Trading Limited and updated by a supplemental agreement dated 22 July 2003. Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up. These transactions were in the ordinary and usual course of business.

During the year, the Company executed guarantees to certain banks in respect of banking facilities in the amount of HK$193,479,000 granted to NFS and its subsidiary and in the amount of HK$450,940,000 to PAH and its subsidiaries. These guarantees given by the Company were in the ordinary and usual course of business.

Besides, PAH and its subsidiaries executed guarantees to certain banks in respect of banking facilities in the amount of HK$60,975,000 granted to the Group and the Company.

Donations

During the year, the Group made charitable and other donations amounting to HK$549,000.

Corporate Governance

The Company has complied throughout the year ended 31 March 2005 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific terms. Pursuant to the bye-laws of the Company, the directors, including non-executive directors of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which, in the opinion of the Company, meets the same objective as the guidelines, set out in the Code of Best Practice.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the directors.

Model Code for Securities Transactions

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the directors. Specific enquiry has been made with all directors and the directors have complied with the required standard set out in the Model code for the year ended 31 March 2005.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the audited consolidated financial statements for the year ended 31 March 2005.

The members of the Audit Committee are Lew V Robert (chairman), Kwok Lam Kwong, Larry, and Yeh Man Chun, Kent, the independent non-executive directors of the Company.

Post Balance Sheet Events

Details of the post balance sheet events are set out in note 43 to the financial statements.

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Ng Joo Siang
MANAGING DIRECTOR

25 July 2005

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 24 to 73 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
25 July 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2005

	NOTES	2005 HK$'000	2004 HK$'000
Turnover	4	5,298,276	4,393,427
Cost of sales		(4,675,047)	(3,943,102)
Gross profit		623,229	450,325
Other operating income	5	10,501	13,235
Selling and distribution expenses		(116,472)	(102,909)
Administrative expenses		(155,011)	(127,110)
Other operating expenses	6	(17,510)	(6,299)
Profit from operations	7	344,737	227,242
Finance costs	8	(97,731)	(76,186)
		247,006	151,056
Share of results of associates		(226)	(1,380)
Profit before taxation		246,780	149,676
Taxation	10	(3,785)	(1,446)
Profit before minority interests		242,995	148,230
Minority interests		(79,767)	(36,600)
Net profit for the year	11	163,228	111,630
Dividend			
Final dividend proposed	12	54,409	48,942
		2005 HK cents	2004 HK cents
Earnings per share	13		
Basic		16.3	14.8
Diluted		16.3	14.3

CONSOLIDATED BALANCE SHEET

At 31 March 2005

	NOTES	2005 HK$'000	2004 HK$'000
Non-current assets			
Property, plant and equipment	14	419,502	334,959
Investment properties	15	90,700	55,900
Goodwill	16	120,189	16,757
Negative goodwill	17	(20,399)	(3,166)
Deferred charter hire	19	175,692	–
Interests in associates	20	1,468	2,214
Other investments	21	29,327	23,891
		816,479	430,555
Current assets			
Inventories	22	1,403,944	888,038
Trade and other receivables	23	1,701,208	1,164,664
Trade receivables with insurance coverage	24	314,423	352,317
Advances to suppliers	25	31,386	–
Trade receivables from associates	26	67,378	61,617
Amounts due from associates	26	8,857	7,279
Amount due from a jointly-controlled entity	27	41,816	–
Tax recoverable		492	320
Pledged deposits	28	13,845	3,788
Bank balances and cash		282,442	358,458
		3,865,791	2,836,481
Current liabilities			
Trade and other payables	29	539,443	157,244
Discounting advances drawn on trade receivables with insurance coverage		286,228	170,031
Amounts due to associates	26	7,863	–
Taxation		7,782	2,833
Bank borrowings	30	1,936,607	1,251,392
		2,777,923	1,581,500
Net current assets		1,087,868	1,254,981
Total assets less current liabilities		1,904,347	1,685,536

CONSOLIDATED BALANCE SHEET

At 31 March 2005

	NOTES	2005 HK$'000	2004 HK$'000
Non-current liabilities			
Bank borrowings	30	92,863	71,624
Deferred taxation	31	19,581	15,950
		112,444	87,574
Minority interests		396,654	366,484
Net assets		1,395,249	1,231,478
Capital and reserves			
Share capital	32	99,942	99,882
Share premium and reserves		1,295,307	1,131,596
Shareholders' funds		1,395,249	1,231,478

The financial statements on pages 24 to 73 were approved and authorised for issue by the Board of Directors on 25 July 2005 and are signed on its behalf by:

Ng Joo Puay, Frank
DIRECTOR

Cheng Nai Ming
DIRECTOR

COMPANY'S BALANCE SHEET

At 31 March 2005

	NOTES	2005 HK$'000	2004 HK$'000
Non-current assets			
Interests in subsidiaries	18	912,067	839,208
Investments in securities	21	18,600	18,600
		930,667	857,808
Current assets			
Other receivable		210	150
Bank balances and cash		200	181
		410	331
Total assets		931,077	858,139
Capital and reserves			
Share capital	32	99,942	99,882
Share premium and reserves	35	831,135	758,257
Shareholders' funds		931,077	858,139

Ng Joo Puay, Frank
DIRECTOR

Cheng Nai Ming
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2005

	Share capital HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2003	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
Disposal of investment in securities	–	–	3,756	–	–	–	–	–	3,756
Revaluation increase, net	–	–	–	13,509	–	–	–	–	13,509
Deferred tax liability arising on revaluation of properties	–	–	–	(2,343)	–	–	–	–	(2,343)
Release of deferred tax liability upon disposal of property, plant and equipment	–	–	–	108	–	–	–	–	108
Disposal of property, plant and equipment	–	–	–	(620)	–	–	–	620	–
Effect of change in tax rate	–	–	–	(376)	–	–	–	–	(376)
Net gains not recognised in the income statement	–	–	3,756	10,278	–	–	–	620	14,654
Shares issued at premium	28,793	343,795	–	–	–	–	–	–	372,588
Shares issue expenses	–	(6,552)	–	–	–	–	–	–	(6,552)
Net profit for the year	–	–	–	–	–	–	–	111,630	111,630
2003 final dividend paid	–	–	–	–	–	–	–	(32,100)	(32,100)
At 31 March 2004	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478
Revaluation increase, net	–	–	–	56,146	–	–	–	–	56,146
Deferred tax liability arising on revaluation of properties	–	–	–	(7,625)	–	–	–	–	(7,625)
Exchange difference on translation of the Group's overseas operation	–	–	–	–	–	–	330	–	330
Net gains not recognised in the income statement	–	–	–	48,521	–	–	330	–	48,851
Shares issued at premium	60	615	–	–	–	–	–	–	675
Shares issue expenses	–	(11)	–	–	–	–	–	–	(11)
Net profit for the year	–	–	–	–	–	–	–	163,228	163,228
2004 final dividend paid	–	–	–	–	–	–	–	(48,972)	(48,972)
At 31 March 2005	**99,942**	**633,908**	**–**	**77,858**	**(115,069)**	**9,800**	**2,869**	**685,941**	**1,395,249**

The goodwill reserve comprises HK$135,913,000 (2004: HK$135,913,000) in respect of goodwill and HK$20,844,000 (2004: HK$20,844,000) in respect of negative goodwill arising on acquisitions prior to 1 April 2001.

The retained profits of the Group include losses of HK$310,000 (2004: profit of HK$436,000) and a profit of HK$81,595,000 (2004: nil) retained by associates and a jointly-controlled entity of the Group, respectively.

The special reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries at the date on which they were acquired by the Company and the nominal value of the Company's shares issued for the exchange of shares under the group reorganisation in 1994.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2005

	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES		
Profit from operations	344,737	227,242
Adjustments for:		
Interest income	(2,294)	(895)
Amortisation of deferred charter hire	16,566	–
Depreciation	28,429	25,472
Gain on disposal of investments in securities	–	(4,471)
Impairment loss on unlisted equity securities	200	–
Allowance for amounts due from associates	5,000	3,044
Revaluation increase on revaluation of land and buildings	(257)	(933)
Loss on deemed disposal of a subsidiary	1,196	2,555
Amortisation of goodwill	5,396	678
Loss on disposal of property, plant and equipment	1,894	22
Release of negative goodwill	(1,157)	(169)
Operating cash flows before movements in working capital	399,710	252,545
Increase in inventories	(515,906)	(202,870)
Increase in trade and other receivables	(467,314)	(433,521)
Decrease (increase) in trade receivables with insurance coverage	37,894	(147,489)
(Increase) decrease in advances to suppliers	(31,386)	5,115
(Increase) decrease in trade receivables from associates	(5,761)	75,692
Increase in amounts due from associates	(6,578)	(5,210)
Increase in amount due from a jointly-controlled entity	(42,279)	–
Increase (decrease) in trade and other payables	156,955	(214,902)
Increase (decrease) in discounting advances drawn on trade receivables with insurance coverage	116,197	(8,566)
Increase in amount due to an associate	7,863	–
Cash used in operation	(350,605)	(679,206)
Hong Kong Profits Tax paid	(1,876)	(2,303)
Overseas tax paid	(606)	(250)
Interest paid	(97,731)	(76,186)
NET CASH USED IN OPERATING ACTIVITIES	(450,818)	(757,945)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March 2005

	NOTES	2005 HK$'000	2004 HK$'000
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(96,375)	(36,096)
Proceeds on disposal of property, plant and equipment		3,115	6,380
Purchase of investments in securities		(5,636)	(13,500)
Acquisition of interests in associates		–	(3,159)
Acquisition of business	37	–	(23,285)
Proceeds on disposal of investments in securities		–	25,603
Net cash outflow arising on acquisition of a jointly controlled entity	16	(141,077)	–
Acquisition of additional interest in a subsidiary		(27,852)	(1,251)
(Increase) decrease in pledged deposits		(10,057)	7,379
Interest received		2,294	895
NET CASH USED IN INVESTING ACTIVITIES		(275,588)	(37,034)
FINANCING ACTIVITIES			
Issue of ordinary share capital		675	372,588
Shares issue expenses		(11)	(6,552)
Contribution from minority shareholders		5,561	69,364
Net bank borrowings raised		712,385	550,033
Dividend paid		(48,972)	(32,100)
Dividend paid to minority shareholders		(13,783)	(8,614)
NET CASH FROM FINANCING ACTIVITIES		655,855	944,719
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(70,551)	149,740
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		343,420	193,680
Effect of translation difference		466	–
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		273,335	343,420
Represented by:			
Bank balances and cash		282,442	358,458
Bank overdrafts		(9,107)	(15,038)
		273,335	343,420

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 March 2005

1. General

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is N.S. Hong Investment (BVI) Limited ("NSH"), a company incorporated in the British Virgin Islands.

The Company acts as an investment holding company and provides corporate management services to group companies. Details of the principal activities engaged in by the principal subsidiaries, associates and a jointly-controlled entity are set out in notes 44, 45 and 27 respectively.

2. Early Application of Recently Issued Accounting Standards

During the period, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for HKFRS 3 "Business combinations". The Group has early applied HKAS 31 "Investment in joint ventures" in the financial statements for the year ended 31 March 2005.

HKAS 31 states that a "joint control" exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control (the venturers). HKAS 31 allows the venturer to recognise its interest in jointly-controlled entities using either:

(a) **Proportionate consolidation – an entity may either:**

(i) combine its share of each of the assets, liabilities, income and expenses of the jointly-controlled entity with the similar items, line by line, in the consolidated financial statements; or

(ii) include separate line items for its share of the assets, liabilities, income and expenses of the jointly-controlled entity in the consolidated financial statements; or

(b) Equity method – an entity will initially record its investment in jointly-controlled entities at cost and adjusted thereafter for the post acquisition change in its share of net assets of the jointly-controlled entities.

Proportionate consolidation that combine its share of assets, liabilities, income and expenses with similar items, line by line, has been adopted by the Group. The accounting policy on jointly-controlled entities is set out in note 3.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1 January 2005. The Group has entered into a sale and purchase agreement for the acquisition of a company as explained in note 43. The acquisition was completed upon the fulfilment of the conditions contemplated under the sale and purchase agreement subsequent to the balance sheet date. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31 March 2005.

The Group has commenced considering the potential impact of the remaining new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries and jointly-controlled entity made up to 31 March each year.

Subsidiaries are those entities in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

A jointly-controlled entity is an entity through which the Group and another party or parties undertake an economic activity which is subject to joint control by a contractual agreement. The Group reports its interest in jointly-controlled entities using proportionate consolidation. The Group's share of the assets, liabilities, income and expenses of jointly-controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis. Where the Group transacts with its jointly-controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the jointly-controlled entities except when unrealised losses provide evidence of an impairment of the assets transferred.

The results of subsidiaries and jointly-controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or jointly-controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1 April 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries and jointly-controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary or jointly-controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the profit or loss on disposal.

3. Significant Accounting Policies – Continued

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions after 1 April 2001 is presented separately in the balance sheet as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income statement immediately.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Shipping and agency service income is recognised when the shipping and agency services are rendered.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance from properties held under operating leases, is recognised on a straight-line basis over the terms of the relevant leases.

3. Significant Accounting Policies – Continued

Property, plant and equipment

Property, plant and equipment other than land and buildings and construction in progress are stated at cost less accumulated depreciation and impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation increase is transferred to retained profits.

Construction in progress is stated at cost less identified impairment losses which includes all development expenditure and other direct costs, and borrowing costs capitalised in accordance with the Group's accounting policy. Construction in progress is not depreciated until completion of construction and the relevant assets have been put into intended use. Cost on completed construction work is transferred to the appropriate category of property, plant and equipment.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment other than construction in progress over their estimated useful lives, as follows:

	Rates	**Method**
Leasehold land	Over the term of the lease	straight-line
Buildings	4%	straight-line
Leasehold improvements	30%	reducing balance
Furniture and fixtures	30%	reducing balance
Office equipment	40%	reducing balance
Motor vehicles	40%	reducing balance
Plant and machinery	20% – 40%	reducing balance
Vessels	20%	straight-line

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

3. Significant Accounting Policies – Continued

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Deferred charter hire

Deferred charter hire represents future charter hire expense for fishing vessels which have been prepaid. They are amortised and charged to the consolidated income statement as charter hire expense pro-ratedly over the period for which the prepayment is made and the benefits are expected to accrue.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Club debentures

Club debentures held for long-term purposes are stated at cost less identified impairment losses.

3. Significant Accounting Policies – Continued

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and conditions, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs of completion and estimated costs necessary to make the sale.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

3. Significant Accounting Policies – Continued

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rental expenses under operating leases are charged to the income statement on a straight-line basis over the relevant terms of leases.

Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

4. Turnover and Segment Information

An analysis of the Group's turnover and contribution to profit from operations by principal activity and geographical market is as follows:

Business segments

For management purposes, the Group is currently organised into five operating divisions–frozen fish, fillets and portions, fishing, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Frozen fish	–	trading of frozen seafood products
Fillets and portions	–	selling and processing of frozen seafood products
Fishing	–	fishing and the provision of fishing management services to fishing vessels
Shipping services	–	vessel charter-hire and trading of marine fuel
Vegetables	–	trading and processing of frozen vegetables

Segment information about these businesses is presented below:

Year ended 31 March 2005

	Frozen fish	Fillets and portions	Fishing	Shipping services	Vegetables	Elimination	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER							
External sales	2,729,929	2,320,141	191,884	31,312	25,010	–	5,298,276
Inter-segment sales	–	–	79,730	5,838	–	(85,568)	–
Total	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276
RESULT							
Segment result	255,784	180,228	81,595	2,781	(3,130)	–	517,258
Unallocated corporate expenses							(172,521)
Profit from operations							344,737
Finance costs							(97,731)
Share of results of associates	693	(919)	–	–	–	–	(226)
Profit before taxation							246,780
Taxation							(3,785)
Profit before minority interests							242,995

Inter-segment sales are charged at prevailing market rates.

4. Turnover and Segment Information – Continued

Business segments – Continued

Year ended 31 March 2004

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2,443,095	1,884,316	–	22,378	43,638	–	4,393,427
RESULT							
Segment result	175,498	167,717	–	(366)	4,567	–	347,416
Unallocated corporate expenses							(120,174)
Profit from operations							227,242
Finance costs							(76,186)
Share of results of associates	74	(1,454)	–	–	–	–	(1,380)
Profit before taxation							149,676
Taxation							(1,446)
Profit before minority interests							148,230

There are no inter-segment sales between different business segments for the year ended 31 March 2004.

4. Turnover and Segment Information – Continued

Business segments – Continued

2005

BALANCE SHEET AT 31 MARCH 2005

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Unallocated assets/ liabilities HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	2,334,624	1,560,966	421,417	19,488	32,870	–	4,369,365
Investments in associates	5,990	62,023	–	–	–	9,690	77,703
Unallocated corporate assets	–	–	–	–	–	235,202	235,202
Consolidated total assets							4,682,270
LIABILITIES							
Segment liabilities	1,211,422	1,442,731	85,990	14,314	2,906	–	2,757,363
Unallocated corporate liabilities	–	–	–	–	–	133,004	133,004
Consolidated total liabilities							2,890,367

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2005

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Consolidated HK$'000
Capital additions	5,623	90,311	101	–	340	96,375
Depreciation of property, plant and equipment	2,013	22,238	12	74	4,092	28,429
Amortisation of goodwill	–	1,163	4,233	–	–	5,396
Amortisation of deferred charter hire	–	–	16,566	–	–	16,566
Release of negative goodwill	(1,157)	–	–	–	–	(1,157)
Revaluation increase arising on revaluation of land and buildings credited to income statement	–	257	–	–	–	257
Allowance for amounts due from associates	–	5,000	–	–	–	5,000
Loss on deemed disposal of a subsidiary	1,196	–	–	–	–	1,196
Loss on disposal of property, plant and equipment	132	–	–	–	1,762	1,894
Impairment loss on unlisted securities	–	200	–	–	–	200

4. Turnover and Segment Information – Continued

Business segments – Continued

2004

BALANCE SHEET AT 31 MARCH 2004

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Unallocated assets/ liabilities HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	1,731,560	1,189,110	–	11,670	44,226	–	2,976,566
Investments in associates	15,321	47,367	–	–	–	8,422	71,110
Unallocated corporate assets	–	–	–	–	–	219,360	219,360
Consolidated total assets							3,267,036
LIABILITIES							
Segment liabilities	951,960	581,583	–	6,283	2,788	–	1,542,614
Unallocated corporate liabilities	–	–	–	–	–	126,460	126,460
Consolidated total liabilities							1,669,074

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2004

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Consolidated HK$'000
Capital additions	4	40,098	–	–	1,844	41,946
Depreciation of property, plant and equipment	1,557	18,653	–	111	5,151	25,472
Amortisation of goodwill	–	678	–	–	–	678
Release of negative goodwill	(169)	–	–	–	–	(169)
Revaluation increase arising on revaluation of land and buildings credited to income statement	–	933	–	–	–	933
Allowance for amounts due from associates	–	3,044	–	–	–	3,044
Loss on deemed disposal of a subsidiary	2,555	–	–	–	–	2,555
Loss on disposal of property, plant and equipment	11	11	–	–	–	22

4. Turnover and Segment Information – Continued

Geographical segments

The Group's operations are located in the PRC, North Amercia, Western Europe, Eastern Europe and East Asia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market	
	2005	2004
	HK$'000	HK$'000
PRC	2,811,822	2,344,402
North America	1,046,583	901,175
Western Europe	1,095,356	939,347
Eastern Europe	28,856	20,313
East Asia	256,689	160,795
Other	58,970	27,395
	5,298,276	4,393,427

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment**	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
PRC	3,681,455	2,352,209	81,693	30,400
North America	214,897	195,216	14,219	11,542
Western Europe	227,819	258,603	463	–
Eastern Europe	444,704	238,308	–	–
East Asia	102,080	9,752	–	–
Other	11,315	212,948	–	4
	4,682,270	3,267,036	96,375	41,946

5. Other Operating Income

	2005 HK$'000	2004 HK$'000
Other operating income comprises of:		
Gain on disposal of investments in securities	–	4,471
Gross rental from investment properties	2,863	2,481
Agency income	3,392	2,375
Revaluation increase on revaluation of land and buildings	257	933
Interest income	2,294	895
Exchange gain, net	–	411
Release of negative goodwill	1,157	169
Sundry income	538	1,500
	10,501	13,235

6. Other Operating Expenses

	2005 HK$'000	2004 HK$'000
Other operating expenses comprise of:		
Allowance for amount due from an associate	5,000	3,044
Loss on deemed disposal of a subsidiary	1,196	2,555
Loss on disposal of property, plant and equipment	1,894	22
Amortisation of goodwill	5,396	678
Compensation on early termination of lease agreement	3,113	–
Others	911	–
	17,510	6,299

7. Profit from Operations

	2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	2,758	2,145
Depreciation of property, plant and equipment	28,429	25,472
Amortisation of deferred charter hire included in cost of sales	16,566	–
Operating lease rentals in respect of:		
– rented premises	6,122	3,091
– charter hire	69,938	–
Exchange loss, net	27	–
Impairment loss on unlisted equity securities	200	–
Cost of inventories included in cost of sales	4,490,595	3,927,763
Retirement benefits scheme contributions	966	724
Other staff costs	94,135	71,679
Crew wages	28,177	–
Total staff costs	123,278	72,403
and after crediting:		
Net rental income after outgoings	2,617	2,368

8. Finance Costs

	2005 HK$'000	2004 HK$'000
Interest on bank borrowings		
– wholly repayable within five years	94,108	74,091
– not wholly repayable within five years	2,339	171
Interest on advances from third parties	1,284	1,924
	97,731	76,186

9. Directors' Emoluments

	2005 HK$'000	2004 HK$'000
Directors' fees		
– executive	–	–
– independent non-executive	600	480
	600	480
Other emoluments–executive directors		
Salaries and other benefits in kind		
– cash	8,849	8,906
– benefits-in-kind	2,845	3,561
Performance related incentive payment	2,200	2,080
Retirement benefit scheme contributions	328	317
	14,222	14,864
	14,822	15,344

Benefits-in-kind mainly represent the estimated monetary value of accommodation provided to certain directors of the Company.

Included in executive directors' other emoluments of HK$14,222,000 (2004: HK$14,864,000) is an amount of HK$1,541,000 (2004: HK$1,866,000) charged by PAH and its subsidiaries as administrative income, which was calculated in accordance with the management agreement signed on 3 September 1996 and updated by a supplemental agreement dated 22 July 2003.

Emoluments of the directors were within the following bands:

	2005 No. of Directors	2004 No. of Directors
HK$ nil to HK$1,000,000	4	3
HK$1,000,001 to HK$1,500,000	1	1
HK$2,000,001 to HK$2,500,000	3	2
HK$2,500,001 to HK$3,000,000	1	2
HK$3,000,001 to HK$3,500,000	1	1
	10	9

The five highest paid individuals of the Group for the years ended 31 March 2005 and 31 March 2004 are all directors of the Company.

10. Taxation

	2005 HK$'000	2004 HK$'000
The charge comprises:		
Profit for the year		
– Hong Kong	7,130	3,156
– other jurisdictions	606	250
(Over)underprovision in prior year		
– Hong Kong	(477)	693
	7,259	4,099
Deferred taxation (note 31)		
– current year	(3,994)	(2,586)
– attributable to a change in tax rate	–	(67)
	(3,994)	(2,653)
Share of taxation of associates	520	–
Tax charge for the year	3,785	1,446

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

10. Taxation – Continued

The tax charge for the year can be reconciled to the profit before taxation as follows:

	2005 HK$'000	2004 HK$'000
Profit before taxation	246,780	149,676
Tax at Hong Kong Profits Tax rate of 17.5%	43,187	26,193
Tax effect of expenses not deductible for tax purposes	10,848	10,256
Tax effect of income not taxable for tax purposes	(49,610)	(36,443)
(Over)underprovision in respect of prior year	(477)	693
Tax effect of tax losses not recognised	815	2,649
Utilisation of tax losses previously not recognised	(4,681)	(743)
Tax effect of other deductible temporary differences not recognised	123	321
Increase in the opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate	–	(67)
Effect of different tax rates of subsidiaries/associates operating in other jurisdictions	392	(51)
Tax effect of share of taxation of associates	480	–
Others	2,708	(1,362)
Tax charge for the year	3,785	1,446

11. Net Profit for The Year

Of the Group's net profit for the year of HK$163,228,000 (2004: HK$111,630,000), a net profit of HK$121,246,000 (2004: HK$77,313,000) has been dealt with in the financial statements of the Company.

12. Dividend

	2005 HK$'000	2004 HK$'000
Final dividend:		
Proposed final dividend of HK5.4 cents (2004: HK4.9 cents) per share	54,409	48,942

The final dividend has been proposed by the directors and is subject to approval by the shareholders in the forthcoming general meeting.

13. Earnings Per Share

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2005 are based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings for the purposes of calculation of basic and diluted earnings per share	163,228	111,630
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	999,268,913	751,839,891
Effect of dilutive potential ordinary shares in respect of		
– share options	2,950,694	3,452,731
– warrants	–	26,192,888
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,002,219,607	781,485,510

Diluted earnings per share in 2005 had not accounted by assuming for the conversion of the Company's outstanding warrants as the exercise price of the Company's outstanding warrants was higher than the average market price per share.

14. Property, Plant and Equipment

	Land and buildings HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Vessels HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP									
COST OR VALUATION									
At 1.4.2004	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
Additions	50,462	9,585	332	4,794	3,448	15,990	–	11,764	96,375
Acquisition of a joint-controlled entity	–	–	3	–	–	–	–	–	3
Disposals	–	–	(1,993)	(182)	(1,431)	(3,328)	–	(2,006)	(8,940)
Transfer to investment properties	(21,000)	–	–	–	–	–	–	–	(21,000)
Transfer	–	2,276	–	67	–	(188)	–	(2,155)	-
Revaluation increase	39,338	–	–	–	–	–	–	–	39,338
At 31.3.2005	291,967	31,593	15,804	41,272	25,421	122,168	47,044	29,426	604,695
Comprising:									
At cost	–	31,593	15,804	41,272	25,421	122,168	47,044	29,426	312,728
At valuation – 2005	291,967	–	–	–	–	–	–	–	291,967
	291,967	31,593	15,804	41,272	25,421	122,168	47,044	29,426	604,695
DEPRECIATION									
At 1.4.2004	–	11,984	14,413	24,272	18,040	55,051	40,200	–	163,960
Provided for the year	3,265	3,838	1,011	5,324	2,901	12,016	74	–	28,429
Eliminated on disposals	–	–	(1,783)	(130)	(683)	(1,335)	–	–	(3,931)
Transfer	–	98	–	16	–	(114)	–	–	-
Transfer to investment properties	(128)	–	–	–	–	–	–	–	(128)
Adjustment on revaluation	(3,137)	–	–	–	–	–	–	–	(3,137)
At 31.3.2005	–	15,920	13,641	29,482	20,258	65,618	40,274	–	185,193
NET BOOK VALUES									
At 31.3.2005	291,967	15,673	2,163	11,790	5,163	56,550	6,770	29,426	419,502
At 31.3.2004	223,167	7,748	3,049	12,321	5,364	54,643	6,844	21,823	334,959

14. Property, Plant and Equipment – Continued

The net book value of land and buildings shown above comprises:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Land in Hong Kong held under long leases	240,267	171,567
Land in the PRC held under medium-term leases	51,700	51,600
	291,967	223,167

The leasehold land and buildings of the Group in Hong Kong and the PRC were revalued at 31 March 2005 on an open market value basis by BMI Appraisals Limited, an independent property valuer. The valuation gave rise to a revaluation increase of HK$42,475,000 in which HK$42,218,000 and HK$257,000 have been credited to asset revaluation reserve and income statement, respectively.

If leasehold land and buildings of the Group had not been revalued, they would have been included on a historical cost basis at the following amounts:

	HK$'000
Cost	259,893
Accumulated depreciation	(41,581)
Net book value at 31 March 2005	218,312
Net book value at 31 March 2004	201,564

15. Investment Properties

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
AT VALUATION		
At beginning of the year	55,900	55,930
Revaluation increase (decrease) arising on revaluation	13,928	(30)
Transferred from land and buildings	20,872	–
At end of the year	90,700	55,900

15. Investment Properties – Continued

The carrying value of investment properties shown above comprises:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Land in Hong Kong held under long leases	52,000	18,300
Land in the PRC held under medium term lease	6,900	–
Land in the PRC held under long term leases	31,800	37,600
	90,700	55,900

The investment properties are rented out under operating leases.

The investment properties of the Group in Hong Kong and the PRC were revalued at 31 March 2005 on an open market value basis by BMI Appraisals Limited, an independent property valuer. The revaluation gave rise to a revaluation increase of HK$13,928,000 which has been credited to asset revaluation reserve.

16. Goodwill

	HK$'000
THE GROUP	
GROSS AMOUNT	
At 1 April 2004	17,435
Arising on the acquisition of a jointly-controlled entity (note)	105,293
Arising on the acquisition of additional interest in a subsidiary	3,535
At 31 March 2005	126,263
AMORTISATION	
At 1 April 2004	(678)
Provided for the year	(5,396)
At 31 March 2005	(6,074)
CARRYING AMOUNTS	
At 31 March 2005	120,189
At 31 March 2004	16,757

The goodwill is amortised on a straight-line basis ranging from 10 to 20 years.

16. Goodwill – Continued

Note:

The goodwill and net cash outflow arising from acquisition of interest in a jointly-controlled entity during the year has been determined as follows:

	HK$'000
Net assets acquired:	
Property, plant and equipment	3
Deferred charter hire	214,928
Trade and other receivables	46,560
Bank balances and cash	30,056
Trade and other payables	(225,244)
Amount due to a jointly-controlled entity	(463)
	65,840
Goodwill arising on consolidation	105,293
Total consideration	171,133
Satisfied by:	
Cash	171,133
Net cash outflow arising on acquisition:	
Cash consideration	(171,133)
Bank balances and cash acquired	30,056
	(141,077)

Additional information relating to the jointly-controlled entity are provided in note 27.

17. Negative Goodwill

	HK$'000
THE GROUP	
GROSS AMOUNT	
At 1 April 2004	(3,444)
Arising on the acquisition of additional interest in a subsidiary	(18,390)
At 31 March 2005	(21,834)
RELEASED TO THE INCOME STATEMENT	
At 1 April 2004	278
Released during the year	1,157
At 31 March 2005	1,435
CARRYING AMOUNTS	
At 31 March 2005	(20,399)
At 31 March 2004	(3,166)

The addition of HK$18,390,000 in negative goodwill during the year arose on the Group's acquisition of an additional 7.58% of equity interest in Pacific Andes (Holdings) Limited.

The negative goodwill is released to income statement on a straight-line basis of 20 years, representing the estimated average useful life of the depreciable assets acquired.

18. Interests in Subsidiaries

	THE COMPANY	
	2005	2004
	HK$'000	HK$'000
Unlisted shares	41,926	41,926
Amounts due from subsidiaries	870,141	797,282
	912,067	839,208

Particulars of the Company's principal subsidiaries at 31 March 2005 are set out in note 44.

The amounts due from subsidiaries are unsecured, bears interest at rates ranging from 1.20% to 9.51% (2004: 1.22% to 5.99%) and will not be repayable within twelve months from the balance sheet date.

19. Deferred Charter Hire

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Acquisition of a jointly-controlled entity	214,928	–
Less: accumulated amortisation	(16,566)	–
	198,362	–
Included as current assets in trade and other receivables	(22,670)	–
Included as non-current assets	175,692	–
Accumulated amortisation:		
Acquisition of a jointly-controlled entity	–	–
Amortisation during the year	16,566	–
At end of year	16,566	–

20. Interests in Associates

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Share of net assets	1,468	2,214

Particulars of the Group's principal associates as at 31 March 2005 are set out in note 45.

21. Other Investments

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Other securities:				
Listed overseas equity securities	5,636	–	–	–
Unlisted equity securities	–	200	–	–
Club debentures	23,691	23,691	18,600	18,600
	29,327	23,891	18,600	18,600
Market value of listed securities	5,636	–	–	–

In the opinion of the directors, the club debentures are worth at least their cost.

22. Inventories

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Inventories, at cost, consist of the following:		
Frozen fish	969,279	469,858
Fillets and portions	405,145	394,619
Fuel	4,585	3,388
Seeds and vegetables	7,440	8,613
Packing materials	17,495	11,560
	1,403,944	888,038

23. Trade and Other Receivables

Included in trade and other receivables are trade receivables of HK$753,643,000 (2004: HK$672,233,000) and bills receivables of HK$123,081,000 (2004: HK$129,880,000) respectively. The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers. The aged analysis of trade receivables and bills receivables at the balance sheet date is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Less than 30 days	594,241	345,609
31–60 days	190,493	311,409
61–90 days	82,518	41,138
91–120 days	7,465	75,779
Over 120 days	2,007	28,178
	876,724	802,113

Included in other receivables are amounts of HK$762,447,000 (2004: HK$320,814,000) in respect of prepayments made for the purchase of frozen fish inventories. These amounts are unsecured and interest-free.

24. Trade Receivables with Insurance Coverage

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$280,707,000 (2004: HK$162,619,000) which have been discounted to certain banks under the receivable discounting advance facilities.

The aged analysis of the trade receivable with insurance coverage at balance sheet date is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Less than 30 days	178,864	201,457
31–60 days	115,066	117,293
61–90 days	16,547	14,573
91–120 days	2,155	17,567
Over 120 days	1,791	1,427
	314,423	352,317

25. Advances to Suppliers

THE GROUP

The Group's advances to suppliers are unsecured and repayable on demand. Except for an amount of HK$15,627,000 which is charged interest at 10% per annum and compounded monthly, the remaining advances are interest free.

26. Trade Receivables from Associates and Amounts due from/to Associates

THE GROUP

Trade receivables from associates and amounts due from/to associates are secured, interest-free and are repayable on demand.

For sales of goods to associates, the Group allows an average credit period of 30 days to 60 days. The aged analysis of trade receivable from associates at balance sheet date is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Less than 30 days	67,378	61,617
31–60 days	–	–
61–90 days	–	–
91–120 days	–	–
Over 120 days	–	–
	67,378	61,617

27. Amount due from a Jointly-controlled Entity

The details of the jointly-controlled entity acquired during the year are as follows:

Name of jointly-controlled entity	Principal activities/Country of incorporation/Place of business	Effective equity interest held by group
China Fisheries International Limited	Operation of fishing vessels and sales of fish and other marine catches/ Samoa/Worldwide	24%

The amounts due from a jointly-controlled entity are unsecured, interest-free and has no fixed repayment terms. Subsequent to the end of the financial year, the amount was fully repaid.

The following amounts are included in the financial statements of the Group as a result of proportionate consolidation of the jointly-controlled entity. The result of the jointly-controlled entity have been proportionately accounted for since 12 July 2004, the effective date of acquisition of joint control.

	THE GROUP HK$'000
Non-current assets	175,780
Current assets	102,762
Current liabilities	(131,110)
Net assets	147,432
Turnover	271,614
Cost of sales and operating expenses	(190,019)
Profit before taxation	81,595
Taxation	–
Profit after taxation	81,595

28. Pledged Deposits

THE GROUP

Deposits pledged to a bank comprised proceeds from discounting export invoices to secure discounting advances drawn on trade receivables with insurance coverage granted to the Group.

29. Trade and Other Payables

Included in trade and other payables are trade payables of HK$347,187,000 (2004: HK$58,626,000). The aged analysis of trade payables at the balance sheet date is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Less than 30 days	263,015	33,084
31–60 days	84,098	25,176
61–90 days	74	333
Over 90 days	–	33
	347,187	58,626

Included in other payables are advances from third parties of HK$16,790,000 (2004: HK$25,428,000) which bear interest at prevailing market rates and were secured by inventories of HK$22,386,000 (2004: HK$33,904,000).

30. Bank Borrowings

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Bank borrowings comprise:		
Inventory loans	466,713	117,000
Trust receipt and short term bank loans	1,442,022	1,106,715
Other term loans	14,394	13,764
Mortgage loans	97,234	70,499
Bank overdrafts	9,107	15,038
	2,029,470	1,323,016
Analysed as:		
Secured	563,947	187,499
Unsecured	1,465,523	1,135,517
	2,029,470	1,323,016
The maturity of bank borrowings is as follows:		
Within one year	1,936,607	1,251,392
Between one and two years	17,690	12,694
Between two and five years	41,897	27,149
Over five years	33,276	31,781
	2,029,470	1,323,016
Amount due within one year shown under current liabilities	(1,936,607)	(1,251,392)
Amount due after one year	92,863	71,624

31. Deferred Taxation

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Tax losses HK$'000	Total HK$'000
THE GROUP				
At 1 April 2003	5,512	13,097	(2,617)	15,992
Charge (credit) to income statement for the year	(2,593)	349	(342)	(2,586)
Charge to asset revaluation reserve	–	2,235	–	2,235
Effect of change in tax rate				
– charge (credit) to the income statement	82	–	(149)	(67)
– charge to asset revaluation reserve	–	376	–	376
At 31 March 2004	3,001	16,057	(3,108)	15,950
Charge (credit) to income statement for the year	367	77	(4,438)	(3,994)
Charge to asset revaluation reserve	–	7,625	–	7,625
At 31 March 2005	3,368	23,759	(7,546)	19,581

At the balance sheet date, the Group has unutilised estimated tax losses of HK$143,245,000 (2004: HK$170,673,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$43,053,000 (2004: HK$17,711,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$100,192,000 (2004: HK$152,962,000) due to the unpredictability of future profit streams. During the year, unutilised tax losses of HK$30,679,000 expired.

At the balance sheet date, the Group has deductible temporary differences of HK$4,863,000 (2004: HK$4,163,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will available against which the deductible temporary differences can be utilised.

32. Share Capital

	Number of shares	Amount HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At 31 March 2004 and 31 March 2005	2,000,000,000	200,000
Issued and fully paid:		
At 1 April 2003	710,886,327	71,089
Issue of new shares	145,000,000	14,500
Exercise of share options	2,600,000	260
Exercise of warrants	140,335,011	14,033
At 31 March 2004	998,821,338	99,882
Exercise of share options	600,000	60
Exercise of warrants	4,219	–
At 31 March 2005	999,425,557	99,942

On 11 February 2004, arrangements were made for a private placement to independent private investors of 145 million shares of HK$0.10 each in the Company held by NSH, the ultimate holding company of the Company, at a price of HK$1.73 per share, representing a discount of approximately 4.94% to the closing market price of the Company's shares on 10 February 2004.

Pursuant to a subscription agreement of the same date, NSH subscribed for 145 million new shares of HK$0.10 each in the Company at a price of HK$1.73 per share. The proceeds were used for future expansion in the Group's fish fillet business in the PRC and to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 17 September 2003 and rank pari passu with other shares in issue in all aspects.

33. Share Option Schemes

Under the terms of the share option scheme (the "Scheme") which was adopted on 9 September 1994 and was expired on 8 September 2004, the Board may grant options to directors and employees of the Company and its subsidiaries to subscribe for shares in the Company, at a price equal to the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of the grant of the options. The purpose of the share option scheme is to provide incentive to the directors and employee of the Group. The exercisable period will be determined by the Board and in any event not exceeding a period of 5 years commencing on and two years after the date of acceptance by the grantee and expiring on the last date of such period or 8 September 2004 whichever is earlier. The grantee is required to pay non refundable consideration of HK$1.00 upon acceptance of the offer. The maximum entitlement of each participant shall not exceed 25% of the maximum number of shares in respect of which options may be granted under the Scheme.

At 31 March 2005, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 4,000,000, representing 0.4% of the shares of the Company (excluding any shares issued pursuant to the Scheme) in issue at that date. The number of shares issuable under the Scheme is not to exceed 10% of the issued share capital of the Company from time to time excluding any shares issued pursuant to the Scheme.

As the Scheme no longer complies with the amended Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") governing the share option schemes, no further option can be granted under the Scheme from 1 September 2001 unless the grant complies with the amended Chapter 17 of the Listing Rules. Nevertheless, options previously granted under the Scheme will continue to be exercisable in accordance with the scheme.

At 31 March 2005, the following options to subscribe for shares were outstanding under the Company's share option scheme:

2005

Category 1: Directors

				Number of share options held		
Exercisable period	**Vesting period**	**Date of grant**	**Subscription price per share** HK$	**Outstanding at 1 April 2004**	**Exercised during the year**	**Outstanding at 31 March 2005**
11 July 1999 – 10 July 2004	10.7.1997 to 10.7.1999	10.7.1997	1.1168	600,000	(600,000)	–
21 August 2000 – 20 August 2005	21.2.2000 to 20.8.2000	21.2.2000	0.3336	4,000,000	–	4,000,000
Total number of share option held by directors				4,600,000	(600,000)	4,000,000

33. Share Option Schemes – Continued

Category 2: Employees

There is no share option outstanding for employees during the year.

The closing price of the Company's shares on the date on which the share options were exercised was HK$1.29.

The share options were exercised on 2 July 2004. No share option was granted by the Company during the year ended 31 March 2005.

2004

Category 1: Directors

Exercisable period	Vesting period	Date of grant	Subscription price per share HK$	Number of share options held: Outstanding at 1 April 2003	Exercised during the year	Outstanding at 31 March 2004
25 October 1998 – 24 October 2003	24.10.1996 to 24.10.1998	24.10.1996	0.9440	2,000,000	(2,000,000)	–
11 July 1999 – 10 July 2004	10.7.1997 to 10.7.1999	10.7.1997	1.1168	600,000	–	600,000
21 August 2000 – 20 August 2005	21.2.2000 to 20.8.2000	21.2.2000	0.3336	4,000,000	–	4,000,000
Total number of share option held by directors				6,600,000	(2,000,000)	4,600,000

Category 2: Employees

Exercisable period	Vesting period	Date of grant	Subscription price per share HK$	Number of share options held: Outstanding at 1 April 2003	Exercised during the year	Outstanding at 31 March 2004
25 October 1998 – 4 October 2003	24.10.1996 to 24.10.1998	24.10.1996	0.9440	600,000	(600,000)	–
Total number of share options				7,200,000	(2,600,000)	4,600,000

33. Share Option Schemes – Continued

Details of the options exercised are as follows:

Date	Number of options	Closing price of Company's shares
17.6.2003	100,000	1.12
18.7.2003	200,000	1.20
21.7.2003	100,000	1.18
27.8.2003	100,000	1.33
8.9.2003	100,000	1.40
29.9.2003	400,000	1.35
8.10.2003	600,000	1.38
16.10.2003	1,000,000	1.34
	2,600,000	

No share option was granted by the Company during the year ended 31 March 2004.

On 9 September 2004, the Company adopted a new share option scheme (the "New Scheme"). The New Scheme is to provide incentives to any participant to contribute to the Group and to enable the Group to recruit high-calibre employees and attract human resources that are valuable to the Group.

Under the terms of the New Scheme, which was adopted 9 September 2004 and will be expired on 8 September 2014, the Board may grant options to any individual being an employee, officer, agent, consultant or representative of the Company or any other members of the Group (including any executive, non-executive and independent non-executive director of any member of the Group) based on his work experience, knowledge in the industry and other relevant factors to subscribe for the shares in the Company (the "Shares"). The subscription price for the Shares under the options to be granted under the New Scheme will be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the date of the grant of the option, which must be a business day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the option; and (c) the nominal value of the Shares.

The exercisable period will be determined by the Board and in any event must not be more than 10 years from the date of the grant of the option. The total number of Shares issued and which may be issued upon exercise of all options (whether exercised, cancelled or outstanding) granted under the New Scheme and any other share option scheme(s) of any member of the Group in any 12-month period immediately preceding any proposed date of the grant of options to each participant must not exceed 1 per cent. of the number of shares in issue as at the proposed grant date.

No option has been granted since the adoption of the New Scheme.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

34. Warrants

	2004 Warrants	2006 Warrants	
	Warrants with subscription price of		
	HK$0.85	HK$1.40	
	Number	Number	HK$'000
Balance in issue at 1 April 2003	141,369,992	–	120,164
Exercised during the year	(140,335,011)	–	(119,285)
Lapsed during the year	(1,034,981)	–	(879)
Balance in issue at 31 March 2004	–	–	–
Issue of warrants	–	199,884,267	278,838
Exercised during the year	–	(4,219)	(6)
Balance in issue at 31 March 2005	–	199,880,048	278,832

On 1 February 2005, a bonus issue of 199,884,267 warrant ("2006 Warrants") was made on the basis of one 2006 Warrants for every five existing ordinary shares then held on 1 February 2005.

Each 2006 Warrants entitles the registered holder to subscribe in cash at an initial subscription price of HK$1.40, subject to adjustment, for one ordinary share of HK$0.10 each in the Company, at any time from 1 February 2005 to 31 July 2006 (both dates inclusive).

Subsequent to the date of issue, 4,219 2006 Warrants were exercised to subscribe for ordinary shares. At 31 March 2005, the Company had outstanding 199,880,048 2006 Warrants. Exercise in full of such 2006 Warrants would result in the issue of 199,880,048 additional shares.

35. Share Premium and Reserves

	Share premium	Contributed surplus	Retained profits	Total
	HK$'000	HK$'000	HK$'000	HK$'000
THE COMPANY				
At 1 April 2003	296,061	39,225	41,071	376,357
Shares issued at a premium	343,795	–	–	343,795
Shares issue expenses	(6,552)	–	–	(6,552)
Net profit for the year	–	–	77,313	77,313
2003 final dividend paid	–	–	(32,656)	(32,656)
At 31 March 2004	633,304	39,225	85,728	758,257
Shares issued at a premium	615	–	–	615
Shares issue expenses	(11)	–	–	(11)
Net profit for the year	–	–	121,246	121,246
2004 final dividend paid	–	–	(48,972)	(48,972)
At 31 March 2005	633,908	39,225	158,002	831,135

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition under the group reorganisation in 1994 and after the subsequent distribution to the shareholders of the Company.

35. Share Premium and Reserves – Continued

Under the applicable laws of Bermuda, the contributed surplus account of the company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) *the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital* and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution to shareholders were as follows:

	2005 HK$'000	2004 HK$'000
Contributed surplus	39,225	39,225
Retained profits	158,002	85,728
	197,227	124,953

36. Retirement Benefits Scheme

The Group operates a Mandatory Provident Fund Scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those funds of the Group under the control of trustees. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the MPF Scheme.

Employees of the subsidiaries in the PRC are members of pension schemes operated by the Chinese local government. The subsidiaries are required to contribute a certain percentage of the relevant part of the payroll of these employees to the pension schemes to fund the benefits. The only obligation for the Group with respect to the pension schemes is the required contributions under the pension schemes.

37. Acquisition of Business

In 2004, the Group acquired a seafood processing and distribution business for a consideration of HK$23,285,000.

	HK$'000
NET ASSETS ACQUIRED	
Property, plant and equipment	5,850
Goodwill	17,435
Total consideration	23,285
Satisfied by:	
Cash	23,285
Cash outflow of cash and cash equivalents in respect of the acquisition of business	23,285

37. Acquisition of Business – Continued

The business acquired in 2004 contributed HK$28,147,000 to the Group's turnover and a loss of HK$2,035,000 to the Group's profit from operations.

38. Operating Lease Arrangements

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2005 HK$'000	2004 HK$'000
Within one year	8,982	8,043
In the second to fifth years inclusive	16,391	12,797
After five years	29,566	24,572
	54,939	45,412

Operating lease payments represent rentals payable by the Group for certain of its office premises, processing plants and farmland. Leases are negotiated for terms ranging from one to thirty years.

The Group as lessor

Property rental income earned during the year was HK$2,863,000 (2004: HK$2,481,000). The investment properties of the Group are expected to generate a rental yield of 3% (2004: 5%) on an outgoing basis. Certain of the Group's investment properties held have committed tenants ranging from one to five years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments in respect of investment properties which fall due as follows:

	2005 HK$'000	2004 HK$'000
Within one year	2,767	1,000
In the second to fifth years inclusive	1,311	385
After five years	826	922
	4,904	2,307

39. Capital Commitments

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
At the balance sheet date, the Group had commitment for capital expenditure in respect of the acquisition of property, plant and equipment as follows:				
Contracted for but not provided in the financial statements	19,934	12,088	–	2,734
Authorised but not contracted for	14,838	–	–	–

At 31 March 2004, the Group also had commitments in respect of the acquisition of a jointly-controlled entity contracted for but not provided in the financial statements. The consideration for the acquisition, which the Directors estimated to be approximately HK$117,000,000, will be equal to six times of the audited net profit after taxation of the company to be acquired for the financial year ended 31 December 2003.

40. Contingent Liabilities

(a) At 31 March 2005, the Group and the Company have the following contingent liabilities:

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
At the balance sheet date, the Group and the Company had contingent liabilities as follows:				
Bills discounted with recourse	154,686	229,946	–	–
Guarantees given to bankers in respect of banking facilities utilised by subsidiaries	–	–	1,671,609	762,471
	154,686	229,946	1,671,609	762,471

The Company also issued unlimited guarantees to bankers in respect of general banking facilities granted to subsidiaries.

40. Contingent Liabilities – Continued

(b) In addition to the above, Feoso (Singapore) Private Limited ("Feoso") has issued a writ of summons against the Company, two employees (the "Employees") of the Company and Ever Bright Energy Co. Ltd. ("Ever Bright") on 21 June 2005 in relation to a dispute over supply of oil products by Ever Bright to Feoso in November 1999. The amount claimed in the writ approximates US$3,709,000 (equivalent to approximately HK$28,930,000) plus interest, costs and other ancillary relief. Ever Bright was formerly an indirectly wholly-owned subsidiary of Pacific Andes (Holdings) Limited, a subsidiary of the Company with its shares listed on The Singapore Exchange Securities Trading Limited. The Group disposed its interest in Ever Bright on 31 January 2000.

The Company's legal advisors are still at the preliminary stage of investigating the claim and in the process of instructing counsel to advise on the matter. However, their preliminary view is that the Company has a good defence and the case is likely to be resolved in the Company's favour.

In the opinion of the directors, the Company has valid grounds to defend the claim and as such, no provision for this claim has been made in the financial statements.

41. Pledge of Assets

At 31 March 2005, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$240,267,000 (2004: HK$171,567,000) and HK$46,500,000 (2004: HK$18,300,000) respectively, as collateral for mortgage loans granted to the Group by certain banks.

In addition to the above, property, plant and equipment and inventories of a subsidiary in United States of HK$14,120,000 (2004: HK$7,111,000) and HK$97,206,000 (2004: HK$73,423,000), respectively, were pledged as security for general banking facilities arranged for that subsidiary.

Inventories of frozen fish of HK$451,149,000 (2004: HK$213,239,000) were also pledged as security for the revolving inventory financing facilities obtained from banks.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing facilities obtained from banks for both years.

42. Related Party Transactions

(a) During the year, the Group had entered into the following significant transactions with associates of the Group:

	2005 HK$'000	2004 HK$'000
Sales of frozen seafood (note i)	409,928	335,181
Purchases of frozen seafood (note i)	24,166	3,062
Agency income (note ii)	3,392	2,375

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

(ii) Agency income were charged to associates on a cost allocation basis.

42. Related Party Transactions – Continued

(b) Included in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$33,591,000 (2004: HK$23,674,000) which were drawn from discounting trade receivables with insurance coverage of an associate of HK$37,323,000 (2004: HK$26,304,000).

In 2004, the associates also provide inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$30,000,000 granted to the Group. At 31 March 2004, no amount of the facilities were utilised by the Group and the facilities were subsequently cancelled during the year.

43. Post Balance Sheet Events

Subsequent to 31 March 2005, the following post balance sheet events took place:

(a) The Group disposed of an investment property with carrying value of HK$5,500,000 at 31 March 2005 to an independent third party for cash consideration of HK$5,500,000.

(b) On 14 January 2005, the Group entered into an agreement to subscribe 60% of shares in Kyoshoku Co., Ltd., a company incorporated in Japan, for a cash consideration of 400 million Yen (approximately HK$30,223,000).

The acquisition was completed upon the fulfilment of the conditions contemplated under the sale and purchase agreement subsequent to the balance sheet date.

Although the consideration has been determined, management is in the process of preparing the financial information of Kyoshoku Co., Ltd. as at the completion date to determine the fair value of the identifiable net assets acquired. Since the fair value of the identifiable net assets of Kyoshoku Co., Ltd. have not yet been finalised, in the opinion of the directors of the Company, it is impracticable to disclose the relevant information required under HKFRS 3.

44. Particulars of Principal Subsidiaries

Particulars of the Company's principal subsidiaries as at 31 March 2005 are as follows:

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	Proportion of nominal value of issued capital attributable to the Group %	Principal activities
Aqua Foods (Qinqdao) Co., Ltd.	PRC (note a)	Registered RMB6,340,000	100	100	Seafood processing
Best Concept (Far East) Limited	Hong Kong/Worldwide	Ordinary HK$2	100	100	Trading of frozen seafood products
Bonaire Developments Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Chasterton Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Clamford Holding Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100*	100	Investment holding
Europaco Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (BP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products

44. Particulars of Principal Subsidiaries – Continued

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	attributable to the Group %	Principal activities
Europaco (EP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (GP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (HP) Limited	Hong Kong/Worldwide	Ordinary HK$2	100	100	Trading of processed seafood products
Europaco (QP) Limited	Samoa/Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Fastact Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Glorious Ocean Limited	Hong Kong/Hong Kong	Ordinary HK$2	100	100	Provision of treasury and administrative services
Grandluck Enterprises Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
National Fish and Seafood Limited	Hong Kong/Worldwide	Ordinary HK$2	100	60	Trading of frozen seafood products
National Fish & Seafood Inc.	USA/Worldwide	Ordinary US$10,000	60	60	Trading and processing of frozen seafood products
New Millennium Group Holdings Limited	British Virgin Islands/ Hong Kong	Ordinary US$5,361,101	100	65	Trading of frozen vegetable
Nouvelle Foods International Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Trading of processed seafood products
Ocean Kingdom Enterprises Limited	Hong Kong/Worldwide	Ordinary HK$2	100	100	Trading of frozen seafood products
Pacific Andes Enterprises (BVI) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	65	Trading of frozen seafood products
Pacific Andes Enterprises (Hong Kong) Limited	Hong Kong/Hong Kong (note b)	Ordinary HK$200 Non-voting deferred HK$10,000,000	100	100	Provision of treasury and administrative services

44. Particulars of Principal Subsidiaries - Continued

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	Proportion of nominal value of issued capital attributable to the Group %	Principal activities
Pacific Andes Food (Hong Kong) Company Limited	Hong Kong/Worldwide	Ordinary HK$10,000	100	65	Trading of frozen seafood products
Pacific Andes (Holdings) Limited	Bermuda/Singapore	Ordinary S$123,966,000	65	65	Investment holding
Pacific Andes International Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100*	100	Investment holding
Pacific Andes Treasury Management Limited	Hong Kong/Hong Kong	Ordinary HK$10,000,000	100	100	Provision of treasury services
Pacific Andes (Europe) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Pacific Andes (HP) Limited	British Virgin Islands/ Worldwide	Ordinary HK$2	100	100	Trading of processed seafood products
Pacos Processing Limited	Cayman Island/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Pacos Trading Limited	Cayman Island/ Worldwide	Ordinary US$1	100	100	Trading of frozen seafood products
Paco Beta Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	65	Trading of marine fuel
Paco Gamma Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	65	Vessel holding
Parkmond Group Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	65	Trading of frozen seafood products
Pelican Food Limited	British Virgin Islands/ Hong Kong	Ordinary US$100	100	100	Investment holding
Qingdao Canning Foodstuff Co. Ltd.	PRC (note a)	Registered US$12,100,000	100	100	Seafood processing
Sevenseas Enterprises Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Xinxing Foodstuffs (Qingdao) Company Limited	PRC (note a)	Registered US$910,000	100	100	Seafood processing

44. Particulars of Principal Subsidiaries – Continued

Notes:

(a) The subsidiaries are wholly foreign owned enterprises registered in PRC.

(b) The non-voting deferred shares carry practically no rights to dividends nor receive notice of nor to attend or vote at any general meeting of the relevant company nor to participate in any distribution on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year.

45. Particulars of Principal Associates

Particulars of the Group's principal associates as at 31 March 2005 are as follows:

Name	Forms of business structure	Place of incorporation	Attributable proportion of nominal value of issued registered capital held by the Company	Principal activities
Global Research Group Inc.	Incorporated	British Virgin Islands	50%	Investment holding
Global Research Services Inc.	Incorporated	British Virgin Islands	50%	Provision of interactive electronic data base
Pacos Processing Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-EP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-GP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-HP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Pacos (QP) Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Pacos Trading Limited	Incorporated	Republic of Cyprus	13%	Trading of frozen seafood products
Paco (ET) Limited	Incorporated	Republic of Cyprus	13%	Trading of frozen seafood products
Paco (GT) Limited	Incorporated	Republic of Cyprus	13%	Trading of frozen seafood products
Paco (HT) Limited	Incorporated	Republic of Cyprus	13%	Trading of frozen seafood products

FINANCIAL SUMMARY

	Year ended 31 March				
	2001 HK$'000	2002 HK$'000	2003 HK$'000	2004 HK$'000	2005 HK$'000
RESULTS					
TURNOVER	2,671,385	3,547,005	3,849,254	4,393,427	5,298,276
OPERATING PROFIT	79,892	107,718	123,510	151,056	247,006
SHARE OF RESULTS OF ASSOCIATES	479	2,177	1,219	(1,380)	(226)
	80,371	109,895	124,729	149,676	246,780
TAXATION	(3,576)	(3,721)	(1,067)	(1,446)	(3,785)
PROFIT BEFORE MINORITY INTERESTS	76,795	106,174	123,662	148,230	242,995
MINORITY INTERESTS	(20,092)	(26,046)	(28,948)	(36,600)	(79,767)
PROFIT FOR THE YEAR	56,703	80,128	94,714	111,630	163,228

	At 31 March				
	2001 HK$'000	2002 HK$'000	2003 HK$'000	2004 HK$'000	2005 HK$'000
ASSETS AND LIABILITIES					
TOTAL ASSETS	1,823,218	2,336,060	2,383,769	3,267,036	4,682,270
TOTAL LIABILITIES	(952,104)	(1,391,353)	(1,343,895)	(1,669,074)	(2,890,367)
	871,114	944,707	1,039,874	1,597,962	1,791,903
MINORITY INTERESTS	(237,274)	(251,528)	(268,616)	(366,484)	(396,654)
SHAREHOLDERS' FUNDS	633,840	693,179	771,258	1,231,478	1,395,249

The above financial summary prior to 2003 has not been adjusted to take into account the effect on the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income taxes" issued by the Hong Kong Institute of Certified Public Accountants as the directors considered that it is not practicable to do so.

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財務摘要

	截至三月三十一日				
	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
業績					
營業額	2,671,385	3,547,005	3,849,254	4,393,427	5,298,276
經營溢利	79,892	107,718	123,510	151,056	247,006
所佔聯營公司業績	479	2,177	1,219	(1,380)	(226)
	80,371	109,895	124,729	149,676	246,780
稅項	(3,576)	(3,721)	(1,067)	(1,446)	(3,785)
未計少數股東權益前溢利	76,795	106,174	123,662	148,230	242,995
少數股東權益	(20,092)	(26,046)	(28,948)	(36,600)	(79,767)
年內溢利	56,703	80,128	94,714	111,630	163,228

	於三月三十一日				
	二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	二零零四年 千港元	二零零五年 千港元
資產與負債					
資產總值	1,823,218	2,336,060	2,383,769	3,267,036	4,682,270
負債總值	(952,104)	(1,391,353)	(1,343,895)	(1,669,074)	(2,890,367)
	871,114	944,707	1,039,874	1,597,962	1,791,903
少數股東權益	(237,274)	(251,528)	(268,616)	(366,484)	(396,654)
股東資金	633,840	693,179	771,258	1,231,478	1,395,249

上述二零零三前之財務摘要並無作出調整以計入採納香港會計師公會頒布之會計實務準則第12號(經修訂)「所得稅」之影響,因董事認為此乃不可行。

44. 主要附屬公司之詳情 – 續

附註：

(a) 該等附屬公司均為於中國註冊之全資外資企業。

(b) 無投票權遞延股實際上無權收取股息，或收取有關股東大會之通告、出席股東大會或於會上投票或於清盤時參與任何分派。

董事會認為，以上一覽表所列之本公司附屬公司均對本集團年內業績有重大影響或組成本集團之資產淨值主要部分。董事會認為，列出其他附屬公司之詳情會使資料過於冗長。

各附屬公司於年終概無任何尚未償還之債券證券。

45. 主要聯營公司之詳情

本集團於二零零五年三月三十一日之主要聯營公司詳情如下：

名稱	業務架構形式	註冊成立地點	本公司持有之已發行註冊資本面值之應佔比例	主要業務
Global Research Group Inc.	註冊成立	英屬處女群島	50%	投資控股
Global Research Services Inc.	註冊成立	英屬處女群島	50%	提供互動電子數據庫
Pacos Processing Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-EP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-GP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-HP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Pacos (QP) Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Pacos Trading Limited	註冊成立	塞浦路斯	13%	買賣冷凍海產食品
Paco (ET) Limited	註冊成立	塞浦路斯	13%	買賣冷凍海產食品
Paco (GT) Limited	註冊成立	塞浦路斯	13%	買賣冷凍海產食品
Paco (HT) Limited	註冊成立	塞浦路斯	13%	買賣冷凍海產食品

44. 主要附屬公司之詳情－續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之比例 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
恩利食品(香港)有限公司	香港／世界各地	普通股 10,000港元	100	65	買賣冷凍海產食品
太平洋恩利(控股)有限公司	百慕達／新加坡	普通股 123,966,000新加坡元	65	65	投資控股
Pacific Andes International Holdings (BVI) Limited	英屬處女群島／香港	普通股 1美元	100*	100	投資控股
Pacific Andes Treasury Management Limited	香港／香港	普通股 10,000,000港元	100	100	提供財務服務
Pacific Andes (Europe) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Pacific Andes (HP) Limited	英屬處女群島／世界各地	普通股 2港元	100	100	買賣加工海產食品
Pacos Processing Limited	開曼群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Pacos Trading Limited	開曼群島／世界各地	普通股 1美元	100	100	買賣冷凍海產食品
Paco Beta Limited	英屬處女群島／世界各地	普通股 1美元	100	65	買賣燃料
Paco Gamma Limited	英屬處女群島／世界各地	普通股 1美元	100	65	船舶持有
Parkmond Group Limited	英屬處女群島／世界各地	普通股 1美元	100	65	買賣冷凍海產食品
Pelican Food Limited	英屬處女群島／世界各地	普通股 100美元	100	100	投資控股
青島罐頭食品廠有限公司	中國(附註a)	註冊資本 12,100,000美元	100	100	海產加工
Sevenseas Enterprises Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
欣興食品(青島)有限公司	中國(附註a)	註冊資本 910,000美元	100	100	海產加工

44. 主要附屬公司之詳情 – 續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之比例 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Europaco (EP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (GP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (HP) Limited	香港／世界各地	普通股 2港元	100	100	買賣加工海產食品
Europaco (QP) Limited	薩摩亞／世界各地	普通股 1美元	100	100	買賣加工海產食品
Fastact Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
榮海有限公司	香港／香港	普通股 2港元	100	100	提供財務及行政服務
Grandluck Enterprises Limited	英屬處女群島／香港	普通股 1美元	100	60	物業持有
National Fish and Seafood Limited	香港／世界各地	普通股 2港元	100	60	買賣冷凍海產食品
National Fish & Seafood Inc.	美國／世界各地	普通股 10,000美元	60	60	買賣及加工冷凍海產食品
New Millennium Group Holdings Limited	英屬處女群島／香港	普通股 5,361,101美元	100	65	買賣冷凍蔬菜
Nouvelle Foods International Limited	英屬處女群島／香港	普通股 1美元	100	100	買賣加工海產食品
海傑企業有限公司	香港／世界各地	普通股 2港元	100	100	買賣加工海產食品
Pacific Andes Enterprises (BVI) Limited	英屬處女群島／世界各地	普通股 1美元	100	65	買賣冷凍海產食品
太平洋恩利企業（香港）有限公司	香港／香港（附註b）	普通股 200港元 無投票權遞延股 10,000,000港元	100	100	提供財務及行政服務

42. 關連人士交易－續

(b) 已投保貿易應收款之貼現融資當中包括33,591,000港元（二零零四年：23,674,000港元），乃自聯營公司已投保應收款項37,323,000港元（二零零四年：26,304,000港元）支取用作貼現融資。

於二零零四年，聯營公司亦向一家銀行提供存貨及貿易應收款項作為本集團所獲授30,000,000港元銀行融資之部分擔保。於二零零四年三月三十一日，本集團並無動用任何該等銀行融資，而該等融資其後已於年內註銷。

43. 結算日後事項

於二零零五年三月三十一日後，本公司進行以下結算日後事項：

(a) 本集團以現金代價5,500,000港元向一名獨立第三方出售於二零零五年三月三十一日賬面值5,500,000港元之投資物業。

(b) 於二零零五年一月十四日，本集團訂立一項協議，按400,000,000日圓（約30,223,000港元）認購於日本註冊成立之京食株式會社60%股份。

該項收購已於結算日後在買賣協議所載條件達成後完成。

儘管代價已釐定，管理層現正籌備京食株式會社之財務資料，以釐定於完成日期之所收購可識別資產淨值之公平價值。由於尚未落實京食株式會社可識別資產淨值之公平價值，本公司董事認為，披露香港財務報告準則第3號所規定有關資料並不切實可行。

44. 主要附屬公司之詳情

本公司於二零零五年三月三十一日之主要附屬公司詳情如下：

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之比例 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
裕富食品（青島）有限公司	中國（附註a）	註冊資本 6,340,000元人民幣	100	100	海產加工
通運遠東有限公司	香港／世界各地	普通股 2港元	100	100	買賣冷凍海產食品
Bonaire Developments Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Chasterton Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Clamford Holding Limited	英屬處女群島／香港	普通股 1美元	100*	100	投資控股
Europaco Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (BP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品

40. 或然負債－續

(b) 除上述者外，Feoso (Singapore) Private Limited（「Feoso」）於二零零五年六月二十一日就Ever Bright Energy Co. Ltd.（「Ever Bright」）於一九九九年十一月向Feoso供應原油產品之爭議向本公司、本公司兩名僱員（「僱員」）及Ever Bright發出傳訊令狀。於令狀提出索償之金額約為3,709,000美元（約相當於28,930,000港元），另加利息、成本及其他相關收費。Ever Bright為本公司附屬公司太平洋恩利（控股）有限公司之前間接全資附屬公司，太平洋恩利（控股）有限公司之股份於新加坡證券交易所有限公司上市。本集團於二零零零年一月三十一日出售其於Ever Bright之權益。

本公司之法律顧問就該索償之調查仍處於初步階段，現正指示律師就事件作出意見。然而，彼等初步意見認為，本公司擁有充份理據作出抗辯，而本公司很有可能取得勝訴。

董事認為，本公司擁有充份理據就該索償作出抗辯，故並無於財務報表就此作出撥備。

41. 資產抵押

於二零零五年三月三十一日，本集團已將賬面總值分別約240,267,000港元（二零零四年：171,567,000港元）及46,500,000港元（二零零四年：18,300,000港元）之土地及樓宇以及投資物業，作為多家銀行向本集團給予按揭貸款之抵押。

除上述者外，美國一家附屬公司分別14,120,000港元（二零零四年：7,111,000港元）及97,206,000港元（二零零四年：73,423,000港元）之物業、機器及設備以及存貨已就該附屬公司所獲安排一般銀行融資作出抵押。

冷凍魚類存貨451,149,000港元（二零零四年：213,239,000港元）亦已抵押予銀行，以取得存貨循環信貸。

此外，於兩個年度內若干附屬公司之股份已作出抵押予往來銀行，以取得存貨循環信貸。

42. 關連人士交易

(a) 年內，本集團與其聯營公司進行以下主要交易：

	二零零五年 千港元	二零零四年 千港元
銷售冷凍海產食品（附註i）	409,928	335,181
購買冷凍海產食品（附註i）	24,166	3,062
代理收入（附註ii）	3,392	2,375

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格可供參考，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向聯營公司收取代理收入。

39.資本承擔

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
於結算日，本集團就購買物業、機器及設備資本開支之承擔如下：				
已訂約但尚未在財務報表撥備	19,934	12,088	–	2,734
已授權但未訂約	14,838	–	–	–

於二零零四年三月三十一日，本集團亦有就收購一家共同控制實體而已訂約但尚未在財務報表撥備之承擔。收購之代價（董事估計約為117,000,000港元）相等被收購公司於截至二零零三年十二月三十一日止財政年度之經審核除稅後淨溢利六倍。

40.或然負債

(a) 於二零零五年三月三十一日，本集團及本公司之或然負債如下：

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
於結算日，本集團及本公司之或然負債如下：				
附追索權之貼現票據	154,686	229,946	–	–
就附屬公司動用銀行融資向往來銀行作出之擔保	–	–	1,671,609	762,471
	154,686	229,946	1,671,609	762,471

本公司亦就授予附屬公司一般銀行融資向往來銀行作出無限額擔保。

37.收購業務－續

於二零零四年收購之業務為本集團營業額帶來28,147,000港元及為本集團經營溢利帶來虧損2,035,000港元。

38.經營租約安排

本集團作為承租人

於結算日，本集團就按不可註銷經營租約租用物業有於以下到期日支付之日後最低承擔：

	二零零五年 千港元	二零零四年 千港元
一年內	8,982	8,043
第二至第五年（包括首尾兩年）	16,391	12,797
五年以上	29,566	24,572
	54,939	45,412

經營租約款項乃指本集團就其若干辦公室物業、加工廠房及農地而應付之租金。經營租約之年期介乎一至三十年。

本集團作為出租人

年內，物業租金收入約為2,863,000港元（二零零四年：2,481,000港元）。按持續基準計算，本集團之投資物業預期可獲得租金回報3%（二零零四年：5%）。本集團若干投資物業之租約為期一至五年。

於結算日，本集團與承租人就投資物業之未來最低租約款項訂立合約，期限如下：

	二零零五年 千港元	二零零四年 千港元
一年內	2,767	1,000
第二至第五年（包括首尾兩年）	1,311	385
五年後	826	922
	4,904	2,307

35.股份溢價及儲備－續

根據百慕達適用法例，一家公司之繳入盈餘可供分派。然而，本公司在下列情況下，不得宣派或派付股息或自繳入盈餘作出分派：

(a) 負債到期時無法償還，或在作出派付後無法償還負債；或

(b) 資產之可變現值低於其負債及已發行股本與股份溢價賬之總值。

董事認為，本公司可供分派予股東之儲備如下：

	二零零五年 千港元	二零零四年 千港元
繳入盈餘	39,225	39,225
保留溢利	158,002	85,728
	197,227	124,953

36.退休福利計劃

本集團為其香港所有僱員實行強制性公積金計劃（「強積金計劃」）。強積金計劃乃根據強制性公積金計劃條例下於強制性公積金管理局註冊。強積金計劃之資產與本集團之資金分開持有，並由信託人監管。根據強積金計劃之規定，僱主及其僱員須各自按強積金計劃所定之比率向強積金計劃作出供款。本集團對強積金計劃之唯一責任為按照強積金計劃之規定作出供款。

中國國內附屬公司之僱員均參與中國地方政府管理之退休金計劃。附屬公司須按其僱員工資薪金有關部分之若干百分比，向該退休福利計劃作出供款以支付有關福利。本集團於該退休金計劃之唯一責任為按照該退休金計劃之規定作出供款。

37.收購業務

於二零零四年，本集團以代價23,285,000港元收購海產加工及分銷業務。

	千港元
已收購資產淨值	
物業、機器及設備	5,850
商譽	17,435
總代價	23,285
以下列方式償還：	
現金	23,285
就收購業務之現金及現金等值項目之現金流出	23,285

34. 認股權證

	認購價為0.85港元之二零零四年認股權證數目	認購價為1.40港元之二零零六年認股權證數目	千港元
於二零零三年四月一日之已發行數目	141,369,992	—	120,164
於年內行使	(140,335,011)	—	(119,285)
於年內失效	(1,034,981)	—	(879)
於二零零四年三月三十一日之已發行數目	—	—	—
發行認股權證	—	199,884,267	278,838
於年內行使	—	(4,219)	(6)
於二零零五年三月三十一日之已發行數目	—	199,880,048	278,832

於二零零五年二月一日，199,884,267份紅利認股權證(「二零零六年認股權證」)乃按於二零零五年二月一日當時持有每五股現有普通股股份獲發一份二零零六年認股權證之基準發行。

每份二零零六年認股權證授權登記持有人於二零零五年二月一日至二零零六年七月三十一日(包括首尾兩日)期間隨時按初步認購價1.40港元(可予調整)以現金認購本公司一股每股面值0.10港元之普通股。

於發行日期後，4,219份二零零六年認股權證已行使，以認購普通股。於二零零五年三月三十一日，本公司有199,880,048份尚未行使二零零六年認股權證，倘悉數行使該等二零零六年認購權證，將使本公司額外發行199,880,048股股份。

35. 股份溢價及儲備

	股份溢價 千港元	繳入盈餘 千港元	保留溢利 千港元	總計 千港元
本公司				
二零零三年四月一日	296,061	39,225	41,071	376,357
按溢價發行股份	343,795	—	—	343,795
發行股份開支	(6,552)	—	—	(6,552)
本年度淨溢利	—	—	77,313	77,313
已付二零零三年末期股息	—	—	(32,656)	(32,656)
二零零四年三月三十一日	633,304	39,225	85,728	758,257
按溢價發行股份	615	—	—	615
發行股份開支	(11)	—	—	(11)
本年度淨溢利	—	—	121,246	121,246
已付二零零四年末期股息	—	—	(48,972)	(48,972)
二零零五年三月三十一日	633,908	39,225	158,002	831,135

本公司之繳入盈餘指本公司於一九九四年進行集團重組時及本公司股東其後獲分派後，本公司所收購附屬公司當日之綜合股東資金與本公司就收購而發行之股份面值之差額。

33. 購股權計劃－續

已行使購股權之詳情如下：

日期	購股權數目	本公司股份收市價
二零零三年六月十七日	100,000	1.12
二零零三年七月十八日	200,000	1.20
二零零三年七月二十一日	100,000	1.18
二零零三年八月二十八日	100,000	1.33
二零零三年九月八日	100,000	1.40
二零零三年九月二十九日	400,000	1.35
二零零三年十月八日	600,000	1.38
二零零三年十月十六日	1,000,000	1.34
	2,600,000	

本公司於截至二零零四年三月三十一日止年度內概無授出任何購股權。

於二零零四年九月九日，本公司採納新購股權計劃（「新計劃」）。新計劃之目的旨在獎勵及嘉獎為本集團作出貢獻之參與者，及使本集團可招攬優秀僱員及吸引對本集團有價值之人才。

根據於二零零四年九月九日採納並將於二零一四年九月八日到期之新計劃條款，董事會可向任何參與者（即本公司或本集團任何其他成員公司之僱員、高級職員、代理、顧問或代表（包括本集團任何成員公司之任何執行、非執行或獨立非執行董事）之任何個人）按其工作經驗、業內知識及其他相關因素，授予可認購本公司股份（「股份」）之購股權。根據新計劃所授出購股權項下股份之認購價最少將為以下最高者：(a)授出購股權當日（必須為營業日）聯交所每日報價表所列之股份收市價；(b)截至授出購股權當日前五個營業日於聯交所每日報價表所列之股份平均收市價；或(c)股份面值。

購股權之行使期由董事會釐定，惟於任何情況下不得超過授出購股權日期起10年。於緊接建議向任何參與者授出購股權前任何十二個月期間，根據新計劃及本集團任何成員公司任何其他購股權計劃授出之所有購股權（不論已行使、註銷或尚未行使）獲行使而已發行及可予發行之股份總數，不得超逾建議授出日期當日已發行股份數目之1%。

自採納新計劃日期以來並無授出任何購股權。

所授出購股權之財務影響於購股權獲行使前不會於本公司或本集團資產負債表列賬，亦不會於收益表確認年內所授出購股權之價值。購股權獲行使時，因而發行之股份由本公司按股份面值列賬為額外股本，而每股行使價超出股份面值之差額會由本公司列入股份溢價賬。於行使日期前失效或註銷之購股權自未行使購股權登記冊中刪除。

33. 購股權計劃－續

類別2：僱員

年內，僱員並無尚未行使之購股權。

本公司股份於購股權獲行使日期之收市價為1.29港元。

購股權於二零零四年七月二日獲行使。本公司於截至二零零五年三月三十一日止年度概無授出任何購股權。

二零零四年

類別1：董事

行使期	歸屬期	授出日期	每股認購價 港元	持有購股權數目 於二零零三年四月一日尚未行使	於年內行使	於二零零四年三月三十一日尚未行使
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日至一九九八年十月二十四日	一九九六年十月二十四日	0.9440	2,000,000	(2,000,000)	–
一九九九年七月十一日至二零零四年七月十日	一九九七年七月十日至一九九九年七月十日	一九九七年七月十日	1.1168	600,000	–	600,000
二零零零年八月二十一日至二零零五年八月二十日	二零零零年二月二十一日至二零零零年八月二十日	二零零零年二月二十一日	0.3336	4,000,000	–	4,000,000
董事持有購股權總數				6,600,000	(2,000,000)	4,600,000

類別2：僱員

行使期	歸屬期	授出日期	每股認購價 港元	持有購股權數目 於二零零三年四月一日尚未行使	於年內行使	於二零零四年三月三十一日尚未行使
一九九八年十月二十五日至二零零三年十月四日	一九九六年十月二十四日至一九九八年十月二十四日	一九九六年十月二十四日	0.9440	600,000	(600,000)	–
購股權總數				7,200,000	(2,600,000)	4,600,000

33.購股權計劃

根據購股權計劃(於一九九四年九月九日採納,其後於二零零四年九月八日失效)(「該計劃」)之條款,董事會可向本公司及其附屬公司之董事及僱員授出購股權,以相等於股份面值及緊接授出購股權日期前五個營業日股份於聯交所之平均收市價之80%(以較高者為準)之價格認購本公司股份。購股權計劃旨在給予本集團董事及僱員獎勵。董事會將釐定行使期,惟在任何情況下不得超過承授人接納日期起計五年及接納日期後兩年,並於該期間之最後一日或二零零四年九月八日(以較早者為準)失效。承授人須於接納時繳交1.00港元之不可退回代價。各參與者之最高配額不得超過根據該計劃授出之購股權所涉及之股數上限之25%。

於二零零五年三月三十一日,根據該計劃已授出但尚未行使之購股權所涉及之股數為4,000,000股,相當於該日本公司已發行股份(不包括根據該計劃已發行之任何股份)之0.4%。該計劃項下可予發行之股份數目不得超過本公司不時已發行股本之10%,惟不包括根據該計劃之任何已發行股份。

由於該計劃不再符合經修訂之聯交所證券上市規則(「上市規則」)規管購股權計劃之規定,除非符合經修訂上市規則第17章之規定,否則由二零零一年九月一日起不會再有購股權可根據該計劃授出。儘管如此,先前根據該計劃已授出之購股權將可繼續按照該計劃予以行使。

於二零零五年三月三十一日,根據本公司購股權計劃可認購股份之尚未行使購股權載列如下:

二零零五年

類別1:董事

				持有購股權數目		
行使期	**歸屬期**	**授出日期**	**每股認購價** 港元	**於二零零四年四月一日尚未行使**	**於年內行使**	**於二零零五年三月三十一日尚未行使**
一九九九年七月十一日至二零零四七月十日	一九九七年七月十日一九九九年七月十日	一九九七年七月十日	1.1168	600,000	(600,000)	–
二零零零年八月二十一日至二零零五年八月二十日	二零零零年二月二十一日至二零零零年八月二十日	二零零零年二月二十一日	0.3336	4,000,000	–	4,000,000
董事持有購股權總數				4,600,000	(600,000)	4,000,000

32. 股本

	股份數目	數額
		千港元
每股面值0.10港元之普通股		
法定:		
於二零零四年三月三十一日及二零零五年三月三十一日	2,000,000,000	200,000
已發行及繳足:		
於二零零三年四月一日	710,886,327	71,089
發行新股份	145,000,000	14,500
行使購股權	2,600,000	260
行使認股權證	140,335,011	14,033
於二零零四年三月三十一日	998,821,338	99,882
行使購股權	600,000	60
行使認股權證	4,219	—
於二零零五年三月三十一日	999,425,557	99,942

於二零零四年二月十一日,本公司安排向獨立私人投資者以每股1.73港元之價格私人配售由NSH(本公司最終控股公司)持有之本公司145,000,000股每股面值0.10港元之股份,配售價相當於本公司股份於二零零四年二月十日之收市價約4.94%之折扣。

根據同日之認購協議,NSH以每股1.73港元之價格認購本公司145,000,000股每股面值0.10港元之新股份。所得款項用作拓展本集團日後於中國之魚柳業務及向本公司提供額外營運資金。該等新股份乃根據於二零零三年九月十七日舉行之本公司股東週年大會授予董事之一般授權而發行,有關股份與其他已發行股份在各方面均享有同等權利。

31. 遞延稅項

以下為本期間及前申報期間之已確認主要遞延稅項負債及資產以及有關變動情況：

	加速稅項折舊 千港元	重估物業 千港元	稅項虧損 千港元	總計 千港元
本集團				
於二零零三年四月一日	5,512	13,097	(2,617)	15,992
於本年度收益表扣除（計入）	(2,593)	349	(342)	(2,586)
於資產重估儲備扣除	–	2,235	–	2,235
稅率變動之影響				
－於收益表扣除（計入）	82	–	(149)	(67)
－於資產重估儲備扣除	–	376	–	376
於二零零四年三月三十一日	3,001	16,057	(3,108)	15,950
於本年度收益表扣除（計入）	367	77	(4,438)	(3,994)
於資產重估儲備扣除	–	7,625	–	7,625
於二零零五年三月三十一日	3,368	23,759	(7,546)	19,581

於結算日，本集團有未動用估計稅務虧損143,245,000港元（二零零四年：170,673,000港元），可用作抵銷未來溢利。該等虧損中，已就43,053,000港元（二零零四年：17,711,000港元）確認為遞延稅項資產。由於未能預計未來溢利來源，故並無就餘下之100,192,000港元（二零零四年：152,962,000港元）確認任何遞延稅項資產。年內，未動用稅務虧損30,679,000港元已逾期。

於結算日，本集團有可扣減暫時差額4,863,000港元（二零零四年：4,163,000港元）。由於並無應課稅溢利可供扣除可扣減暫時差額，故並無就可扣減暫時差額確認遞延稅項資產。

30. 銀行借貸

	本集團	
	二零零五年 千港元	二零零四年 千港元
銀行借貸包括：		
存貨貸款	466,713	117,000
信託票據及短期銀行貸款	1,442,022	1,106,715
其他有期貸款	14,394	13,764
按揭貸款	97,234	70,499
銀行透支	9,107	15,038
	2,029,470	1,323,016
分析為：		
有抵押	563,947	187,499
無抵押	1,465,523	1,135,517
	2,029,470	1,323,016
銀行借貸於下列期間到期：		
一年內	1,936,607	1,251,392
一年至兩年	17,690	12,694
兩年至五年	41,897	27,149
五年以上	33,276	31,781
	2,029,470	1,323,016
一年內到期並列為流動負債之數額	(1,936,607)	(1,251,392)
一年後到期之數額	92,863	71,624

28.已抵押存款

本集團

向一家銀行抵押之存款包括就本集團所獲授已投保貿易應收款項之貼現融資抵押之貼現出口發票所得款項。

29.貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項347,187,000港元(二零零四年:58,626,000港元)。於結算日之貿易應付款項賬齡分析如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
少於三十日	263,015	33,084
三十一日至六十日	84,098	25,176
六十一日至九十日	74	333
超過九十日	–	33
	347,187	58,626

其他應付款項包括第三者墊款16,790,000港元(二零零四年:25,428,000港元)按市場利率計息,並以為數22,386,000港元之存貨作為抵押(二零零四年:33,904,000港元)。

27. 一家共同控制實體欠款

年內所收購之共同控制實體之詳情如下:

共同控制實體名稱	主要業務／註冊成立國家／業務地點	本集團實際所持股本權益
中漁國際有限公司	經營魚船及銷售魚類及其他海產／薩摩亞／世界各地	24%

共同控制實體欠款乃無抵押、免息及無固定還款期。於本財政年度完結後，該筆款項已悉數償還。

以下金額為按比例綜合共同控制實體所產生載入本集團財務報表之金額。共同控制實體之業績已自收購共同控制實體生效日期二零零四年七月十二日起按比例入賬。

	本集團 千港元
非流動資產	175,780
流動資產	102,762
流動負債	(131,110)
資產淨值	147,432
營業額	271,614
銷售成本及經營開支	(190,019)
除稅前溢利	81,595
稅項	—
除稅後溢利	81,595

24.已投保之貿易應收款項

已投保之貿易應收款項包括已按應收貼現融資貼現予多家銀行之已貼現貿易應收款項280,707,000港元(二零零四年:162,619,000港元)。

已投保之貿易應收款項於結算日之賬齡分析如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
少於三十日	178,864	201,457
三十一日至六十日	115,066	117,293
六十一日至九十日	16,547	14,573
九十一日至一百二十日	2,155	17,567
超過一百二十日	1,791	1,427
	314,423	352,317

25.墊款予供應商

本集團

本集團向供應商提供之墊款乃無抵押及須按要求償還。除一筆為數15,627,000港元之金額按年利率10厘及按月複合計息外,餘額則為免息。

26.與聯營公司之貿易應收款項及聯營公司欠款/應付聯營公司款項

本集團

與聯營公司之貿易應收款項及聯營公司欠款/應付聯營公司款項為有抵押、免息及須按要求償還。

就向聯營公司作出之貨品銷售而言,本集團平均給予三十至六十日信貸期。與聯營公司之貿易應收款項於結算日之賬齡分析如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
少於三十日	67,378	61,617
三十一日至六十日	—	—
六十一日至九十日	—	—
九十一日至一百二十日	—	—
超過一百二十日	—	—
	67,378	61,617

22. 存貨

	本集團	
	二零零五年 千港元	二零零四年 千港元
存貨(按成本)包括下列各項:		
冷凍魚類	969,279	469,858
魚柳及魚切塊	405,145	394,619
燃油	4,585	3,388
種籽及蔬菜	7,440	8,613
包裝材料	17,495	11,560
	1,403,944	888,038

23. 貿易及其他應收款項

貿易及其他應收款項已分別包括貿易應收款項753,643,000港元(二零零四年:672,233,000港元)及應收票據123,081,000港元(二零零四年:129,880,000港元)。本集團繼續執行既定之信貸政策。在銷售貨品方面,本集團給予其貿易客戶之信貸期平均為三十至一百二十日。於結算日之貿易應收款項及應收票據賬齡分析如下:

	本集團	
	二零零五年 千港元	二零零四年 千港元
少於三十日	594,241	345,609
三十一日至六十日	190,493	311,409
六十一日至九十日	82,518	41,138
九十一日至一百二十日	7,465	75,779
超過一百二十日	2,007	28,178
	876,724	802,113

其他應收款項包括購買冷凍魚類存貨預付款項762,447,000港元(二零零四年:320,814,000港元),該等款項為無抵押及免息。

19. 遞延船舶租賃

	本集團	
	二零零五年 千港元	二零零四年 千港元
收購一家共同控制實體	214,928	–
減：累計攤銷	(16,566)	–
	198,362	–
於貿易及其他應收款項入賬列作流動資產	(22,670)	–
入賬列作非流動資產	175,692	–
累計虧損：		
收購一家共同控制實體	–	–
年內攤銷	16,566	–
年終	16,566	–

20. 於聯營公司之權益

	本集團	
	二零零五年 千港元	二零零四年 千港元
所佔資產淨值	1,468	2,214

本集團於二零零五年三月三十一日之主要聯營公司詳情載於附註45。

21. 其他投資

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
其他證券：				
上市海外股本證券	5,636	–	–	–
非上市股本證券	–	200	–	–
會所債券	23,691	23,691	18,600	18,600
	29,327	23,891	18,600	18,600
上市證券市值	5,636	–	–	–

董事認為，會所債券價值不低於其成本。

17. 負商譽

	千港元
本集團	
總額	
於二零零四年四月一日	(3,444)
收購一家附屬公司額外權益而產生	(18,390)
於二零零五年三月三十一日	(21,834)
撥回收益表	
於二零零四年四月一日	278
年內撥回	1,157
於二零零五年三月三十一日	1,435
賬面值	
於二零零五年三月三十一日	(20,399)
於二零零四年三月三十一日	(3,166)

本集團因收購太平洋恩利（控股）有限公司額外7.58%之股權而於年內產生負商譽增加18,390,000港元。

負商譽於收益表內分二十年（相當於所收購可折舊資產之估計平均可用年期）按直線基準撥回。

18. 於附屬公司之權益

	本公司	
	二零零五年 千港元	二零零四年 千港元
非上市股份	41,926	41,926
附屬公司欠款	870,141	797,282
	912,067	839,208

本公司於二零零五年三月三十一日之主要附屬公司詳情載於附註44。

附屬公司欠款乃無抵押，並毋須於結算日後十二個月內償還，以利率1.20厘至9.51厘計息（二零零四年：1.22厘至5.99厘）計息。

16. 商譽 – 續

附註：

於年內收購一家共同控制實體之權益所產生之商譽及現金流出淨額乃按以下方式釐定：

	千港元
所收購資產淨額：	
物業、機器及設備	3
遞延船舶租賃	214,928
貿易及其他應收款項	46,560
銀行結餘及現金	30,056
貿易及其他應付款項	(225,244)
欠付一家共同控制實體款項	(463)
	65,840
於綜合賬目時產生之商譽	105,293
總代價	171,133
以下列方式支付：	
現金	171,133
收購所產生之現金流出淨額：	
現金代價	(171,133)
所收購之銀行結餘及現金	30,056
	(141,077)

有關共同控制實體之進一步資料載於附註27。

15. 投資物業－續

上述投資物業之賬面值包括：

	本集團	
	二零零五年 千港元	二零零四年 千港元
根據長期租約持有之香港土地	52,000	18,300
根據中期租約持有之中國土地	6,900	—
根據長期租約持有之中國土地	31,800	37,600
	90,700	55,900

投資物業按經營租約出租。

本集團於香港及中國之投資物業於二零零五年三月三十一日之價值由獨立物業估值師邦盟駿評估有限公司按公開市值基準進行重估。重估產生重估增值13,928,000港元，已計入資產重估儲備。

16. 商譽

	千港元
本集團	
總額	
於二零零四年四月一日	17,435
收購一家共同控制實體產生（附註）	105,293
收購一家附屬公司額外權益產生	3,535
於二零零五年三月三十一日	126,263
攤銷	
於二零零四年四月一日	(678)
年內撥備	(5,396)
於二零零五年三月三十一日	(6,074)
賬面值	
於二零零五年三月三十一日	120,189
於二零零四年三月三十一日	16,757

商譽按10至20年以直線基準攤銷。

14. 物業、機器及設備－續

上文所列土地及樓宇之賬面淨值包括：

	本集團	
	二零零五年 千港元	二零零四年 千港元
根據長期租約持有之香港土地	240,267	171,567
根據中期租約持有之中國土地	51,700	51,600
	291,967	223,167

本集團位於香港及中國之租賃土地及樓宇於二零零五年三月三十一日之價值已由獨立物業估值師邦盟駿評估有限公司按公開市值基準進行重估。估值產生重估增值42,475,000港元，當中42,218,000港元及257,000港元已分別計入資產重估儲備及收益表。

倘本集團之租賃土地及樓宇並無進行重估，則須按歷史成本基準以下列數額入賬：

	千港元
成本	259,893
累積折舊	(41,581)
於二零零五年三月三十一日之賬面淨值	218,312
於二零零四年三月三十一日之賬面淨值	201,564

15. 投資物業

	本集團	
	二零零五年 千港元	二零零四年 千港元
估值		
年初	55,900	55,930
重估時產生之重估增值（減值）	13,928	(30)
自土地及樓宇轉撥	20,872	－
年終	90,700	55,900

財務報表附註
截至二零零五年三月三十一日止年度

14. 物業、機器及設備

	土地及樓宇 千港元	租賃物業裝修 千港元	傢俬及裝置 千港元	辦公室設備 千港元	汽車 千港元	機器及設備 千港元	船舶 千港元	在建工程 千港元	總計 千港元
本集團									
成本或估值									
於二零零四年四月一日	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
添置	50,462	9,585	332	4,794	3,448	15,990	–	11,764	96,375
收購一家共同控制實體	–	–	3	–	–	–	–	–	3
出售	–	–	(1,993)	(182)	(1,431)	(3,328)	–	(2,006)	(8,940)
轉撥至投資物業	(21,000)	–	–	–	–	–	–	–	(21,000)
轉撥	–	2,276	–	67	–	(188)	–	(2,155)	–
重估增值	39,338	–	–	–	–	–	–	–	39,338
於二零零五年三月三十一日	291,967	31,593	15,804	41,272	25,421	122,168	47,044	29,426	604,695
包括：									
成本	–	31,593	15,804	41,272	25,421	122,168	47,044	29,426	312,728
二零零五年之估值	291,967	–	–	–	–	–	–	–	291,967
	291,967	31,593	15,804	41,272	25,421	122,168	47,044	29,426	604,695
折舊									
於二零零四年四月一日	–	11,984	14,413	24,272	18,040	55,051	40,200	–	163,960
年內撥備	3,265	3,838	1,011	5,324	2,901	12,016	74	–	28,429
出售時撇銷	–	–	(1,783)	(130)	(683)	(1,335)	–	–	(3,931)
轉撥	–	98	–	16	–	(114)	–	–	–
轉撥至投資物業	(128)	–	–	–	–	–	–	–	(128)
重估調整	(3,137)	–	–	–	–	–	–	–	(3,137)
於二零零五年三月三十一日	–	15,920	13,641	29,482	20,258	65,618	40,274	–	185,193
賬面淨值									
於二零零五年三月三十一日	291,967	15,673	2,163	11,790	5,163	56,550	6,770	29,426	419,502
於二零零四年三月三十一日	223,167	7,748	3,049	12,321	5,364	54,643	6,844	21,823	334,959

13.每股盈利

截至二零零五年三月三十一日止兩個年度每股基本及攤薄盈利乃按下列各項計算：

	二零零五年 千港元	二零零四年 千港元
計算每股基本及攤薄盈利之盈利	163,228	111,630
計算每股基本盈利之普通股加權平均數	999,268,913	751,839,891
對攤薄普通股之潛在影響		
一認購權	2,950,694	3,452,731
一購股權證	—	26,192,888
計算每股攤薄盈利之普通股加權平均數	1,002,219,607	781,485,510

由於本公司尚未行使之認股權證之行使價較每股平均市價為高，故並無按假設本公司尚未行使之認股權證獲兑換而計入二零零五年之每股攤薄盈利內。

10.稅項－續

本年度稅項支出與稅前溢利之對賬如下：

	二零零五年 千港元	二零零四年 千港元
稅前溢利	246,780	149,676
按香港利得稅率17.5%之稅項	43,187	26,193
不可扣稅支出之稅務影響	10,848	10,256
毋須課稅收入之稅務影響	(49,610)	(36,443)
以往年度之(超額撥備)撥備不足	(477)	693
未確認稅項虧損之稅務影響	815	2,649
使用早前未被確認之稅項虧損	(4,681)	(743)
其他未被確認可扣稅暫時差額之稅務影響	123	321
提高香港利得稅稅率產生之年初遞延稅項負債增加	–	(67)
經營於其他司法管轄區之附屬公司／聯營公司不同稅率之影響	392	(51)
應佔聯營公司稅項之稅務影響	480	–
其他	2,708	(1,362)
年內稅項支出	3,785	1,446

11.本年度淨溢利

本集團於本年度之淨溢利為163,228,000港元(二零零四年：111,630,000港元)，其中淨溢利121,246,000港元(二零零四年：淨溢利77,313,000港元)已計入本公司之財務報表。

12.股息

	二零零五年 千港元	二零零四年 千港元
末期股息：		
建議末期股息每股5.4港仙(二零零四年：4.9港仙)	54,409	48,942

由董事建議之末期股息須於應屆股東大會獲股東批准。

10.稅項

	二零零五年 千港元	二零零四年 千港元
支出包括:		
年內溢利		
一香港	7,130	3,156
一其他司法權區	606	250
以往年度之(超額撥備)撥備不足		
一香港	(477)	693
	7,259	4,099
遞延稅項(附註31)		
一本年度	(3,994)	(2,586)
一因稅率變化	—	(67)
	(3,994)	(2,653)
應佔聯營公司稅項	520	—
年內稅項支出	3,785	1,446

香港利得稅乃根據年內估計應課稅溢利按17.5%稅率計算。

其他司法權區稅項乃按有關司法權區之適用稅率計算。

本集團大部分溢利並非產生或源自香港,故該部分溢利毋須繳付香港利得稅。

9. 董事酬金

	二零零五年 千港元	二零零四年 千港元
董事袍金		
一執行董事	–	–
一獨立非執行董事	600	480
	600	480
其他酬金一執行董事		
薪金及其他實物利益		
一現金	8,849	8,906
一實物利益	2,845	3,561
獎勵性花紅	2,200	2,080
退休福利計劃供款	328	317
	14,222	14,864
	14,822	15,344

實物利益主要指本公司若干董事獲提供寓所之估計貨幣價值。

執行董事之其他酬金14,222,000港元(二零零四年:14,864,000港元)包括恩利控股及其附屬公司收取之1,541,000港元行政收入(二零零四年:1,866,000港元),有關費用乃按照於一九九六年九月三日所簽定之管理協議及日期為二零零三年七月二十二日之補充協議計算。

董事酬金介乎下列金額:

	二零零五年 董事人數	二零零四年 董事人數
零港元至1,000,000港元	4	3
1,000,001港元至1,500,000港元	1	1
2,000,001港元至2,500,000港元	3	2
2,500,001港元至3,000,000港元	1	2
3,000,001港元至3,500,000港元	1	1
	10	9

本集團截至二零零五年三月三十一日止年度及截至二零零四年三月三十一日止年度之五位最高薪人士均為本公司董事。

7. 經營溢利

	二零零五年 千港元	二零零四年 千港元
經營溢利已經扣除：		
核數師酬金	2,758	2,145
物業、機器及設備折舊	28,429	25,472
遞延船舶租賃攤銷，計入銷售成本	16,566	–
經營租賃之租金：		
一承租物業	6,122	3,091
一租賃	69,938	–
匯兌虧損，淨額	27	–
非上市股本證券減損	200	–
存貨成本，計入銷售成本	4,490,595	3,927,763
退休福利計劃供款	966	724
其他員工成本	94,135	71,679
全體員工工資	28,177	–
總員工成本	123,278	72,403
及已經計入：		
扣除支銷後之淨租金收入	2,617	2,368

8. 財務支出

	二零零五年 千港元	二零零四年 千港元
銀行借貸利息		
一須於五年內全數償還	94,108	74,091
一毋須於五年內全數償還	2,339	171
自第三方墊款利息	1,284	1,924
	97,731	76,186

5. 其他經營收入

	二零零五年 千港元	二零零四年 千港元
其他經營收入包括：		
出售投資證券收益	–	4,471
投資物業租金總額	2,863	2,481
代理收入	3,392	2,375
重估土地及樓宇增值	257	933
利息收入	2,294	895
匯兑溢利，淨額	–	411
負商譽撥回	1,157	169
雜項收入	538	1,500
	10,501	13,235

6. 其他經營支出

	二零零五年 千港元	二零零四年 千港元
其他經營支出包括：		
一家聯營公司欠款準備	5,000	3,044
視為出售一家附屬公司虧損	1,196	2,555
出售物業、機器及設備虧損	1,894	22
商譽攤銷	5,396	678
提早終止租賃協議補償	3,113	–
其他	911	–
	17,510	6,299

財務報表附註

截至二零零五年三月三十一日止年度

4. 營業額及分類資料－續

地區分類

本集團業務分佈於中國、北美洲、西歐、東歐及東亞各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物／服務來源地)：

	按市場區域分類之營業額	
	二零零五年	二零零四年
	千港元	千港元
中國	2,811,822	2,344,402
北美洲	1,046,583	901,175
西歐	1,095,356	939,347
東歐	28,856	20,313
東亞	256,689	160,795
其他地區	58,970	27,395
	5,298,276	4,393,427

以下為按資產所在地劃分之分類資產賬面值及添置物業、機器及設備之分析：

	分類資產賬面值		添置物業、機器及設備	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
中國	3,681,455	2,352,209	81,693	30,400
北美洲	214,897	195,216	14,219	11,542
西歐	227,819	258,603	463	－
東歐	444,704	238,308	－	－
東亞	102,080	9,752	－	－
其他地區	11,315	212,948	－	4
	4,682,270	3,267,036	96,375	41,946

4. 營業額及分類資料－續

業務分類－續

二零零四年

於二零零四年三月三十一日之資產負債表

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	未分配 資產／負債 千港元	綜合 千港元
資產							
分類資產	1,731,560	1,189,110	–	11,670	44,226	–	2,976,566
於聯營公司投資	15,321	47,367	–	–	–	8,422	71,110
未分配集團資產	–	–	–	–	–	219,360	219,360
綜合資產總值							3,267,036
負債							
分類負債	951,960	581,583	–	6,283	2,788	–	1,542,614
未分配集團負債	–	–	–	–	–	126,460	126,460
綜合負債總值							1,669,074

截至二零零四年三月三十一日止年度之其他資料

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
資產添置	4	40,098	–	–	1,844	41,946
物業、機器及設備折舊	1,557	18,653	–	111	5,151	25,472
商譽攤銷	–	678	–	–	–	678
負商譽撥回	(169)	–	–	–	–	(169)
土地及樓宇重估增值計入收益表	–	933	–	–	–	933
聯營公司欠款撥備	–	3,044	–	–	–	3,044
視為出售一家附屬公司之虧損	2,555	–	–	–	–	2,555
視為出售物業、機器及設備之虧損	11	11	–	–	–	22

4. 營業額及分類資料－續

業務分類－續

二零零五年

於二零零五年三月三十一日之資產負債表

	冷凍魚類	魚柳及魚切塊	捕撈	船務服務	蔬菜	未分配資產／負債	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產							
分類資產	2,334,624	1,560,966	421,417	19,488	32,870	–	4,369,365
於聯營公司投資	5,990	62,023	–	–	–	9,690	77,703
未分配集團資產	–	–	–	–	–	235,202	235,202
綜合資產總值							4,682,270
負債							
分類負債	1,211,422	1,442,731	85,990	14,314	2,906	–	2,757,363
未分配集團負債	–	–	–	–	–	133,004	133,004
綜合負債總值							2,890,367

截至二零零五年三月三十一日止年度之其他資料

	冷凍魚類	魚柳及魚切塊	捕撈	船務服務	蔬菜	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
資產添置	5,623	90,311	101	–	340	96,375
物業、廠房及設備折舊	2,013	22,238	12	74	4,092	28,429
商譽攤銷	–	1,163	4,233	–	–	5,396
遞延船舶租賃攤銷	–	–	16,566	–	–	16,566
負商譽撥回	(1,157)	–	–	–	–	(1,157)
土地及樓宇重估增值計入收益表	–	257	–	–	–	257
聯營公司欠款撥備	–	5,000	–	–	–	5,000
視為出售一家附屬公司之虧損	1,196	–	–	–	–	1,196
視為出售物業、機器及設備之虧損	132	–	–	–	1,762	1,894
非上市證券減值虧損	–	200	–	–	–	200

4. 營業額及分類資料－續

業務分類－續

截至二零零四年三月三十一日止年度

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	撇銷 千港元	綜合 千港元
營業額							
對外銷售	2,443,095	1,884,316	–	22,378	43,638	–	4,393,427
業績							
分類業績	175,498	167,717	–	(366)	4,567	–	347,416
未分配集團支出							(120,174)
經營溢利							227,242
財務支出							(76,186)
所佔聯營公司業績	74	(1,454)	–	–	–	–	(1,380)
除税前溢利							149,676
税項							(1,446)
未計少數股東權益前溢利							148,230

截至二零零四年三月三十一日止年度各業務分類之間並無任何銷售。

財務報表附註

截至二零零五年三月三十一日止年度

4. 營業額及分類資料

以下為本集團按主要業務及地區市場劃分之營業額及經營溢利之分析：

業務分類

就管理而言，本集團現分為五項業務－冷凍魚類、魚柳及魚切塊、捕撈、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

主要業務如下：

冷凍魚類	－	冷凍海產買賣
魚柳及魚切塊	－	海產售賣及加工
捕撈	－	捕撈及向魚船提供捕魚管理服務
船務服務	－	船舶租賃及海上燃料買賣
蔬菜	－	冷凍蔬菜買賣及加工

有關上述業務之分類資料如下：

截至二零零五年三月三十一日止年度

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	撤銷 千港元	綜合 千港元
營業額							
對外銷售	2,729,929	2,320,141	191,884	31,312	25,010	–	5,298,276
業務間銷售	–	–	79,730	5,838	–	(85,568)	–
總計	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276
業績							
分類業績	255,784	180,228	81,595	2,781	(3,130)	–	517,258
未分配集團支出							(172,521)
經營溢利							344,737
財務支出							(97,731)
所佔聯營公司業績	693	(919)	–	–	–	–	(226)
除稅前溢利							246,780
稅項							(3,785)
未計少數股東權益前溢利							242,995

業務間銷售乃按現行市價計算。

3. 主要會計政策－續

稅項

稅項指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所報淨溢利額不同，乃由於前者不包括其他年度應課稅或可扣稅收入或開支，並且不包括收益表內從不課稅或扣稅之項目。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽（或負商譽）或因（業務合併以外原因）開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項債務乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差額而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於不再可能有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股本中扣除或計入股本之情況（在此情況下遞延稅項亦會於股本中處理）則除外。

經營租約

經營租約租金支出以直線法按有關租約年期於收益表中扣除。

退休福利計劃

支付予定額供款退休金計劃及強制性公積金計劃之款項乃於到期時入賬列為開支。

3. 主要會計政策 — 續

減值

於每個結算日，本集團審閱其資產之賬面值，以釐定該資產有否減值跡像。倘資產的可收回金額估計少於其賬面值，則資產之賬面值須減至其可收回金額。減損即時確認作支出，惟倘有關資產根據另一項會計準則按重估值列賬，則減損根據該會計準則當作重估減值論。

倘減損其後獲撥回，資產的賬面值增至其經修訂估計可收回金額，惟已增加之賬面值不會超逾倘並無於過往年度確認減損而釐定之賬面值。減損撥回即時確認為收益，惟倘有關資產根據另一項會計準則按重估值列賬，則減損撥回根據該會計準則當作重估增值論。

存貨

存貨乃按成本及可變現淨值兩者之較低者入賬。成本包括所有購買成本、兑換成本（如適用）及將存貨運往現存位置及達致目前狀況之其他成本，並按加權平均法計算。可變現淨值為於日常業務情況之估計售價減所有估計完成時之費用及估計出售時所需之費用。

外幣

以外幣計算之交易均按交易當日適用之匯率換算。以外幣計算之貨幣資產及負債，按結算日之匯率重新換算。因匯兑而產生之盈虧均計入當期之淨溢利或虧損內。

在綜合賬目時，本集團於海外營運之資產及負債均按結算日之匯率換算。收入及支出項目按當期之平均匯率折算。所有因折算而出現之匯兑差額（如有）均歸類為權益並撥入本集團匯兑儲備處理。該匯兑差額會於有關業務出售期間確認為收入或支出。

3. 主要會計政策－續

投資物業

投資物業為持有具投資潛力之已完成物業，其租金收入乃經公平磋商釐定。

投資物業乃根據結算日獨立專業估價值計算之公開市值入賬。任何投資物業之重估增值或減值會在投資物業重估儲備內入賬或扣除。除非該儲備數額不足以彌補重估減值數目，則重估減值超出投資物業重估儲備之部分會於收益表扣除。倘於減值在收益表扣除後產生重估增值，該增值會按過往扣除減值之數目為限於收益表入賬。

在出售投資物業時，該物業之投資物業重估儲備數額將轉撥至收益表內。

投資物業毋須折舊，除非其尚未期滿之租賃期為二十年或以下。

遞延船舶租賃

遞延船舶租賃指已預付之漁船未來船舶租賃開支。該等租賃於作出預付款項及預期產生利益之期間按比例攤銷及於綜合收益表列作船舶租賃開支扣除。

投資證券

投資證券乃按交易日期基準入賬，並初步以成本計算。

持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

倘證券乃持作買賣用途，則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言，未變現盈虧計入股權，直至該證券出售或被釐訂出現減值時，則早前在股本確認之累計盈虧會計入該期間之盈虧淨額。

會所債券

持作長期用途之會所債券乃按成本減已識別減損入賬。

3. 主要會計政策－續

物業、機器及設備

除土地及樓宇與在建工程以外，物業、機器及設備均按成本減累計折舊及減損入賬。

土地及樓宇乃以重估值（即按重估日期之公平價值）減任何其後之累計折舊及任何其後之減損列入資產負債表。重估乃定期進行以確保於結算日其賬面值與採用公平價格釐定之面值不致出現重大差異。

任何土地及樓宇產生之重估增值會計入資產重估儲備。倘若某一資產之重估增值可抵銷同一資產過往列作支出之重估減值，則該部分增值會計入收益表內。因重估某一資產而減少之賬面淨值，會先從該資產在過往之資產重估儲備（如有）對銷，其餘虧損則列作支出。在出售或停止使用一項重估資產時，其應佔重估增值會轉往保留溢利。

在建工程乃按成本值減已確認減損入賬，包括全部發展開支及其他直接成本以及根據本集團會計政策資本化之借貸成本。在建工程在工程竣工及該相關資產可作擬訂用途前不計折舊。已竣工建築工程的成本值撥至物業、機器及設備中的適當類目。

除在建工程外、物業、機器及設備之折舊乃按原值或估值根據其預計可使用年期計算，詳情如下：

	年率	**計算法**
租約土地	按租約年期	直線法
樓宇	4%	直線法
租賃物業裝修	30%	餘額遞減法
傢俬及裝置	30%	餘額遞減法
辦公室設備	40%	餘額遞減法
汽車	40%	餘額遞減法
機器及設備	20%至40%	餘額遞減法
船舶	20%	直線法

出售或停用資產產生之盈虧，乃由該資產之銷售所收款項與其面值之差額所釐定，並在收益表中確認。

3. 主要會計政策 – 續

負商譽

負商譽指本集團於收購當日在附屬公司之可資識別資產及負債之公平價值所佔權益超過收購成本的差額。

於二零零一年四月一日前進行收購所產生之負商譽繼續於儲備列賬，並將於出售有關附屬公司時計入收入內。

於二零零一年四月一日後進行收購所產生之負商譽於資產負債表個別呈列為資產減值。倘負商譽與於收購當日預計之虧損或開支有關，則於該等虧損或開支產生時撥往收益。剩餘之負商譽就所購入可資識別可折舊資產之餘下平均可用年期以直線法確認為收入。倘負商譽超過所購入可資識別非貨幣資產公平價值之總額，則即時於收益表確認。

於附屬公司之投資

於附屬公司之投資乃按成本減任何已識別減損列入本公司資產負債表。

於聯營公司之權益

綜合收益表包括本集團所佔其聯營公司於收購後之年度業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔該聯營公司之資產淨值減任何已識別減值虧損入賬。

收入確認

出售貨品於付運及物權轉讓時獲確認。

船務與代理服務之收入在完成船務與代理服務後即獲確認。

利息收入乃根據尚餘本金額按時間比例及適用之利率計入賬項。

租金收入包括以經營租約持有物業之預收租金收入，以直線法按有關租期確認。

3. 主要會計政策

財務報表乃按香港一般接納之會計原則及歷史成本慣例編撰，並就土地及樓宇、投資物業及投資證券之重估作出修訂。已採納之主要會計政策如下：

綜合基準

綜合財務報表包括本公司、其附屬公司及共同控制實體截至每年三月三十一日止之財務報表。

附屬公司指本公司對其業務擁有控制權之實體。當本公司有權監管受投資企業之財務及經營政策以從其業務取得利益時，即構成控制權。

共同控制實體指本集團及另一方藉以進行經濟活動之實體，而該實體須受契約協議之共同控制。本集團採用比例合併法申報其於共同控制實體權益。本集團所佔共同控制實體之資產、負債、收入及開支於綜合財務報表逐一與等同項目合併。倘本集團與其共同控制實體進行交易，則未變現之損益會以本集團於該共同控制實體權益為限予以對銷，除當未變現虧損提供證明顯示所轉撥資產減值則除外。

年內收購或出售之附屬公司及共同控制實體業績，均自該等公司實際被收購當日或於實際出售當日（視適用情況而定）計入綜合收益表內。

商譽

綜合賬目而產生的商譽指收購成本超逾本集團於收購當日在附屬公司或共同控制實體的可資識別資產與負債公平價值所佔權益的數額。

於二零零一年四月一日前進行收購而產生的商譽繼續於儲備列賬，直至出售有關附屬公司或確定商譽減損時從收益表中扣除。

於二零零一年四月一日後進行收購而產生的商譽將撥充資本，並於估計可用經濟年期，以直線法攤銷。收購附屬公司及共同控制實體產生的商譽在資產負債表中個別呈列。

當出售附屬公司或共同控制實體時，計算出售之盈虧會包括有關附屬公司的未攤銷商譽應佔金額／以往於儲備中對銷的商譽。

財務報表附註

截至二零零五年三月三十一日止年度

1. 一般資料

本公司是在百慕達註冊成立之獲豁免有限公司。其股份及認股權證在香港聯合交易所有限公司（「聯交所」）上市。本公司之最終控股公司為在英屬處女群島註冊成立之N.S. Hong Investment (BVI) Limited（「NSH」）。

本公司為投資控股公司，向各集團公司提供企業管理服務。各主要附屬公司、聯營公司及一家共同控制實體之主要業務詳情分別載於附註44、45及27。

2. 提早應用近期頒布之會計準則

期內，香港會計師公會（「香港會計師公會」）頒布多項新訂或經修訂香港會計準則（「香港會計準則」）及香港財務報告準則（「香港財務報告準則」）（本文統稱「新香港財務報告準則」），除香港財務報告準則第3號「業務合併」外，均於二零零五年一月一日或之後開始之會計期間生效。本集團已於截至二零零五年三月三十一日止年度之財務報表提早應用香港會計準則第31號「於合營企業之投資」。

香港會計準則第31號訂明，當與業務有關之策略財務及營運決定要求共同享有控制權之各方（資本家）一致同意時，「共同控制」始會存在。香港會計準則第31號容許資本家以下列方式確認其於共同控制實體之權益：

(a) 比例綜合法－一家實體可：

(i) 將其所佔共同控制實體之資產、負債、收入及開支與綜合財務報表內類似項目逐一合併；或

(ii) 於綜合財務報表分開列載其所佔共同控制實體之資產、負債、收入及開支各項目；或

(b) 權益法－一家實體將初步以其於共同控制實體之投資成本入賬，其後按收購後，其於共同控制實體分佔之資產淨值變動作出調整。

本集團已採納比例合併法，將其所佔資產、負債、收入及開支與類似項目逐一合併。有關共同控制實體之會計政策載於附註3。

香港財務報告準則第3號適用於訂立日期為二零零五年一月一日或之前之業務合併協議。如附註43所闡述，本集團就收購一家公司訂立買賣協議。有關收購已於結算日後在買賣協議所載條件達成後完成，故香港財務報告準則第3號於截至二零零五年三月三十一日止年度並無對本集團造成任何影響。

本集團已開始考慮其餘新香港財務報告準則之潛在影響，惟尚未確定該等新香港財務報告準則會否對其經營業績及財務狀況之編製及呈報方式造成重大影響。該等新香港財務報告準則或會導致日後業績及財務狀況之編製及呈報方式有變。

綜合現金流量表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
投資業務			
購買物業、機器及設備		(96,375)	(36,096)
出售物業、機器及設備所得款項		3,115	6,380
購買投資證券		(5,636)	(13,500)
收購聯營公司權益		–	(3,159)
收購業務	37	–	(23,285)
出售投資證券所得款項		–	25,603
收購一家共同控制實體產生之現金流出淨額	16	(141,077)	–
收購一家附屬公司額外權益		(27,852)	(1,251)
已抵押存款(增加)減少		(10,057)	7,379
已收利息		2,294	895
投資業務耗用之現金淨額		(275,588)	(37,034)
融資業務			
發行普通股本		675	372,588
發行股份開支		(11)	(6,552)
少數股東出資		5,561	69,364
已籌集銀行借貸淨額		712,385	550,033
已派股息		(48,972)	(32,100)
已派予少數股東之股息		(13,783)	(8,614)
融資業務產生之現金淨額		655,855	944,719
現金及現金等值項目(減少)增加淨額		(70,551)	149,740
年初之現金及現金等值項目		343,420	193,680
匯兑差額影響		466	–
年終之現金及現金等值項目		273,335	343,420
列示為:			
銀行結存及現金		282,442	358,458
銀行透支		(9,107)	(15,038)
		273,335	343,420

綜合現金流量表

截至二零零五年三月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
經營業務		
經營溢利	344,737	227,242
調整項目：		
利息收入	(2,294)	(895)
遞延船舶租賃攤銷	16,566	–
折舊	28,429	25,472
出售投資證券收益	–	(4,471)
非上市股本證券減值虧損	200	–
聯營公司欠款準備	5,000	3,044
重估土地及樓宇之重估增值	(257)	(933)
視為出售一家附屬公司之虧損	1,196	2,555
商譽攤銷	5,396	678
出售物業、機器及設備之虧損	1,894	22
負商譽撥回	(1,157)	(169)
營運資金調動前之經營現金流量	399,710	252,545
存貨增加	(515,906)	(202,870)
貿易及其他應收款項之增加	(467,314)	(433,521)
已投保之貿易應收款項之減少(增加)	37,894	(147,489)
墊款予供應商之(增加)減少	(31,386)	5,115
與聯營公司之貿易應收款項之(增加)減少	(5,761)	75,692
聯營公司欠款之增加	(6,578)	(5,210)
一家共同控制實體欠款之增加	(42,279)	–
貿易及其他應付款項之增加(減少)	156,955	(214,902)
已投保貿易應收款項之貼現融資之增加(減少)	116,197	(8,566)
應付一家聯營公司款項增加	7,863	–
經營業務耗用之現金	(350,605)	(679,206)
已繳香港利得税	(1,876)	(2,303)
已繳海外税項	(606)	(250)
已付利息	(97,731)	(76,186)
經營業務耗用之現金淨額	(450,818)	(757,945)

綜合權益變動表

截至二零零五年三月三十一日止年度

	股本 千港元	股份溢價 千港元	投資重估儲備 千港元	資產重估儲備 千港元	商譽儲備 千港元	特殊儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元
於二零零三年四月一日	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
出售投資證券	–	–	3,756	–	–	–	–	–	3,756
重估增值淨額	–	–	–	13,509	–	–	–	–	13,509
重估物業出現之遞延税項責任	–	–	–	(2,343)	–	–	–	–	(2,343)
出售物業、機器及設備後解除之遞延税項責任	–	–	–	108	–	–	–	–	108
出售物業、機器及設備	–	–	–	(620)	–	–	–	620	–
税率變動之影響	–	–	–	(376)	–	–	–	–	(376)
未於收益表確認之收益淨額	–	–	3,756	10,278	–	–	–	620	14,654
以溢價發行股份	28,793	343,795	–	–	–	–	–	–	372,588
發行股份開支	–	(6,552)	–	–	–	–	–	–	(6,552)
本年度淨溢利	–	–	–	–	–	–	–	111,630	111,630
已付二零零三年度末期股息	–	–	–	–	–	–	–	(32,100)	(32,100)
於二零零四年三月三十一日	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478
重估增值淨額	–	–	–	56,146	–	–	–	–	56,146
重估物業出現之遞延税項責任	–	–	–	(7,625)	–	–	–	–	(7,625)
折算本集團海外業務產生之匯兌差額	–	–	–	–	–	–	330	–	330
未於收益表確認之收益淨額	–	–	–	48,521	–	–	330	–	48,851
以溢價發行股份	60	615	–	–	–	–	–	–	675
發行股份開支	–	(11)	–	–	–	–	–	–	(11)
本年度淨溢利	–	–	–	–	–	–	–	163,228	163,228
已付二零零四年度末期股息	–	–	–	–	–	–	–	(48,972)	(48,972)
於二零零五年三月三十一日	**99,942**	**633,908**	**–**	**77,858**	**(115,069)**	**9,800**	**2,869**	**685,941**	**1,395,249**

商譽儲備包括與商譽有關之135,913,000港元（二零零四年：135,913,000港元）及與於二零零一年四月一日前因收購產生之負商譽有關之20,844,000港元（二零零四年：20,844,000港元）。

本集團之保留溢利包括分別由本集團聯營公司及一家共同控制實體保留之310,000港元虧損（二零零四年：溢利436,000港元）及81,595,000港元溢利（二零零四年：無）。

本集團之特殊儲備，乃指本公司根據一九九四年集團重組進行收購之附屬公司股份於收購當日之面值與本公司進行換股而發行之股份面值之差額。

本公司資產負債表

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
於附屬公司之權益	18	912,067	839,208
投資證券	21	18,600	18,600
		930,667	857,808
流動資產			
其他應收款項		210	150
銀行結存及現金		200	181
		410	331
資產總值		931,077	858,139
資本及儲備			
股本	32	99,942	99,882
股份溢價及儲備	35	831,135	758,257
股東資金		931,077	858,139

董事
黃裕培

董事
鄭乃銘

綜合資產負債表

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動負債			
銀行借貸	30	92,863	71,624
遞延税項	31	19,581	15,950
		112,444	87,574
少數股東權益		396,654	366,484
資產淨值		1,395,249	1,231,478
資本及儲備			
股本	32	99,942	99,882
股份溢價及儲備		1,295,307	1,131,596
股東資金		1,395,249	1,231,478

第24頁至73頁之財務報表已於二零零五年七月二十五日獲董事會批准及授權刊發，並由下列董事代表簽署：

董事	*董事*
黃裕培	**鄭乃銘**

綜合資產負債表

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機器及設備	14	419,502	334,959
投資物業	15	90,700	55,900
商譽	16	120,189	16,757
負商譽	17	(20,399)	(3,166)
遞延船舶租賃	19	175,692	—
於聯營公司之權益	20	1,468	2,214
其他投資	21	29,327	23,891
		816,479	430,555
流動資產			
存貨	22	1,403,944	888,038
貿易及其他應收款項	23	1,701,208	1,164,664
已投保之貿易應收款項	24	314,423	352,317
墊款予供應商	25	31,386	—
與聯營公司之貿易應收款項	26	67,378	61,617
聯營公司欠款	26	8,857	7,279
一家共同控制實體欠款	27	41,816	—
可收回稅項		492	320
已抵押存款	28	13,845	3,788
銀行結存及現金		282,442	358,458
		3,865,791	2,836,481
流動負債			
貿易及其他應付款項	29	539,443	157,244
已投保貿易應收款項之貼現融資		286,228	170,031
應付聯營公司款項	26	7,863	—
稅項		7,782	2,833
銀行借貸	30	1,936,607	1,251,392
		2,777,923	1,581,500
流動資產淨值		1,087,888	1,254,981
總資產減流動負債		1,904,347	1,685,536

綜合收益表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4	5,298,276	4,393,427
銷售成本		(4,675,047)	(3,943,102)
毛利		623,229	450,325
其他經營收入	5	10,501	13,235
銷售及分銷支出		(116,472)	(102,909)
行政支出		(155,011)	(127,110)
其他經營支出	6	(17,510)	(6,299)
經營溢利	7	344,737	227,242
財務支出	8	(97,731)	(76,186)
		247,006	151,056
所佔聯營公司業績		(226)	(1,380)
除税前溢利		246,780	149,676
税項	10	(3,785)	(1,446)
未計少數股東權益前溢利		242,995	148,230
少數股東權益		(79,767)	(36,600)
本年度淨溢利	11	163,228	111,630
股息			
建議末期股息	12	54,409	48,942

		二零零五年 港仙	二零零四年 港仙
每股盈利	13		
基本		16.3	14.8
攤薄		16.3	14.3

核數師報告

致太平洋恩利國際控股有限公司列位股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第24至第73頁按照香港普遍採用之會計原則編製之財務報表。

董事及核數師各自之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃按照百慕達公司法第90條根據本行審核工作之結果，對該等財務報表表達獨立之意見，並僅向全體股東作出報告，而不作其他用途。本行概不對本報告之內容向任何其他人士負責或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製財務報表時所作出之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之情況，以及有否貫徹應用並足夠披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必須之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報表是否存有重大的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列之意見建立合理之基礎。

意見

本行認為，該等財務報表均真實而公平地反映　貴公司及　貴集團於二零零五年三月三十一日之財務狀況，以及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例規定之披露要求而妥為編製。

德勤•關黃陳方會計師行
執業會計師

香港
二零零五年七月二十五日

捐款

本集團於年內所作之慈善及其他捐款達549,000港元。

公司管治

除非執行董事並無特定任期外，本公司於截至二零零五年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載最佳應用守則(「最佳應用守則」)之規定。根據本公司之公司細則，董事(包括本公司之非執行董事)將平均每三年輪值告退，而彼等之委任將於重選時再作審定。本公司認為此舉與最佳應用守則所載指引之宗旨相同。

公眾持股量

按本公司可公開查閱之資料及據董事會所知悉，截至本報告書日期為止，本公司一直維持上市規則訂明之公眾持股量。

證券交易之標準守則

本公司已採納上市規則所載董事進行證券交易的標準守則作為本公司董事進行證券買賣之操守守則。經本公司董事作出特定查詢後，全體董事已確認，於截至二零零五年三月三十一日止整個年度內一直遵守標準守則載列之所需準則。

審計委員會

審計委員會已與管理層審閱本集團採納之會計原則及慣例，以及討論核數、內部監控及財務報告事宜，包括截至二零零五年三月三十一日止年度之經審核綜合財務報表。

審計委員會之成員包括本公司獨立非執行董事劉嘉彥先生(主席)、郭琳廣先生及葉文俊先生。

結算日後事項

結算日後之重大事項詳情載於財務報表附註43。

核數師

本公司將於即將舉行之股東週年大會提呈重新委聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會

黃裕翔
董事總經理

二零零五年七月二十五日

主要股東

於二零零五年三月三十一日，根據證券及期貨條例第336條規定由本公司置存之主要股東名冊所示，下列股東已知會本公司其於本公司已發行股本之權益如下：

股東名稱	身份	所持已發行普通股數目（長倉）	佔本公司已發行股本百分比
黃垂豐	實益擁有人	509,263,438(1)	50.96%
謝清海	實益擁有人	99,863,836(2)	9.99%

附註：

(1) 該等股份以N. S. Hong Investment (BVI) Limited之名義登記。由於N. S. Hong Investment (BVI) Limited慣性根據黃垂豐之指示運作，故黃垂豐被視為於該等股份中擁有權益。

(2) 謝清海被視為於Value Partners Limited所持有合共99,863,836股股份中擁有權益，故視作持有該等股份。

除上文所披露者外，截至二零零五年三月三十一日，概無任何人士通知本公司其擁有本公司已發行股本之其他相關權益或短倉。

與非全資附屬公司之交易

本集團亦與National Fish & Seafood Inc.（「NFS」）及其附屬公司（本集團擁有其60%之應佔權益），以及太平洋恩利（控股）有限公司（「恩利控股」）及其附屬公司（本集團擁有其65%之應佔權益）進行下列交易：

	千港元
收取NFS及其附屬公司之利息收入	1,880
收取恩利控股及其附屬公司之行政收入	14,340
收取恩利控股及其附屬公司之利息收入	206

利息收入乃根據恩利控股及其附屬公司，以及NFS及其附屬公司分別結欠之款額以介乎1.20厘至2.96厘之年利率計算。而收取恩利控股及其附屬公司之行政收入，則根據恩利控股之股份於新加坡證券交易所有限公司上市時，於一九九六年九月三日所簽訂之管理協議（及經日期為二零零三年七月二十二日之補充協議更新）計算。冷凍海產食品乃按市場價格買賣，倘無市場價格，則按成本加若干溢利百分比計算。該等交易乃於日常及一般業務進行。

年內，本公司就NFS及其附屬公司獲授予之193,479,000港元及就恩利控股及其附屬公司獲授予450,940,000港元銀行信貸向若干往來銀行作出擔保。本公司所作擔保為於日常及一般業務中進行。

此外，恩利控股及其附屬公司就本集團及本公司獲授予之銀行信貸60,975,000港元向若干銀行作出擔保。

董事及主要行政人員之權益－續

(ii) 購股權計劃

購股權計劃之詳情載於財務報表附註33。

董事擁有可認購本公司股份之購股權個人權益如下：

	歸屬期	購股權可予行使期間	每股認購價	授出日期	所持購股權及相關股份數目 於二零零四年四月一日未行使	年內已行使	於二零零五年三月三十一日未行使
			港元				
第1類：董事							
黃培圓	一九九七年七月十日至一九九九年七月十日	一九九九年七月十一日至二零零四年七月十日	1.1168	一九九七年七月十日	600,000	(600,000)	–
鄭乃銘	二零零零年二月二十一日至二零零零年八月二十日	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	4,000,000	–	4,000,000
董事所持購股權總數					4,600,000	(600,000)	4,000,000

第2類：僱員

年內，僱員概無未行使之購股權。

本公司股份於緊接購股權獲行使之日前之收市價為1.25港元。

年內，本公司概無授出購股權。

除上文披露者外，於二零零五年三月三十一日，概無董事、主要行政人員或彼等各自之聯繫人士於本公司或其任何聯營公司（定義見證券及期貨條例）之任何證券中擁有任何個人、家族、公司或其他權益或短倉。

購買股份或債券之安排

除上文披露者外，本公司、其控股公司或其任何附屬公司於年內概無訂立任何安排，致使本公司董事能透過購買本公司或任何其他法人團體之股份或債券而獲利。

董事於重大合約之權益

本公司、其控股公司或其任何附屬公司概無訂立任何本公司董事直接或間接於其中擁有重大權益而於年終或年內任何時間仍然生效之重大合約。

董事之服務合約

鄭鳳英、黃裕桂、黃裕培及鄭乃銘均各自與本公司之附屬公司簽署服務協議。此等服務協議有效至其中一方給予不少於一年之書面通知予以終止協議為止,惟鄭乃銘之服務協議需要不少於六個月之書面通知。

除上述披露者外,擬於即將舉行之股東週年大會上膺選連任之董事,均無與本集團訂立本集團不得於一年內予以終止而不給予賠償(法定賠償除外)之服務合約。

董事及主要行政人員之權益

(i) 股份及認股權證

於二零零五年三月三十一日,根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司存置之登記冊所示,董事及彼等之聯繫人士擁有本公司股份及認股權證之權益如下:

	所持普通股數目(長倉)			
董事姓名	**個人權益**	**家族權益**	**公司權益**	**佔本公司已發行股本百分比**
黃垂豐				
一股份	—	—	509,263,438(附註b)	50.96%
一認股權證	—	—	101,157,087(附註b)	10.12%
黃裕翔				
一股份	—	422,000(附註a)	—	0.04%
一認股權證	—	84,400(附註a)	—	0.01%
黃培圓				
一股份	1,176,000	—	—	0.12%
一認股權證	235,200	—	—	0.02%
鄭乃銘				
一股份	1,745,280	—	—	0.17%
一認股權證	349,056	—	—	0.03%

附註:

(a) 該等股份及認股權證由黃裕翔之配偶持有。

(b) 該等股份及認股權證以N. S. Hong Investment (BVI) Limited之名義登記,分別相當於本公司已發行股本約50.96%及10.12%。由於N. S. Hong Investment (BVI) Limited慣性根據黃垂豐之指示運作,故黃垂豐被視為於該等股份中擁有權益。

購買、出售或贖回本公司上市股份

年內，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市股份。

股本、購股權及認股權證

有關股本、購股權及認股權證之變動詳情分別載於財務報表附註32、33及34。

優先購買權

本公司之公司細則及百慕達法例概無有關優先購買權之規定。

借貸

本集團銀行借貸之詳情載於財務報表附註30。

年內，本集團概無將任何利息撥充資本。

董事

年內及截至本報告刊發日本公司之董事為：

執行董事：

黃垂豐	*（主席）*
黃裕翔	*（董事總經理）*
鄭鳳英	
黃裕桂	
黃裕培	
黃培圓	
鄭乃銘	

獨立非執行董事：

劉嘉彥	
郭琳廣	
葉文俊	（於二零零四年九月三十日獲委任）

根據本公司細則規定，黃垂豐、黃裕翔、黃培圓及葉文俊須輪值告退，惟彼等符合資格並願膺選連任。其他董事將繼續留任。

非執行董事之任期則為根據本公司細則輪值告退為止。

董事會報告

董事會欣然呈報本公司截至二零零五年三月三十一日止年度年報及經審核財務報表。

主要業務

本公司乃為一家投資控股公司，並為本集團屬下公司提供企業管理服務。其附屬公司主要從事環球採購、岸上加工及國際分銷多種冷凍海產食品、漁船燃料買賣及提供船務與代理服務，以及蔬菜耕種、加工及供應。其聯營公司主要從事加工及冷凍魚類產品買賣業務，而其共同控制實體則從事捕撈及向漁船提供捕魚管理服務。

本公司於二零零五年三月三十一日之主要附屬公司、聯營公司及共同控制實體詳情，分別載於財務報表附註44、45及27。

本集團之營業額及經營溢利貢獻按主要業務及地區市場劃分載於財務報表附註4。

客戶及供應商

本集團最大之五名客戶合共佔本集團營業額不足30%；本集團最大之五名供應商合共佔本集團總採購額約46.0%，其中最大供應商則佔13.2%。

於年內任何時間，本公司概無任何董事、彼等之聯繫人士或據本公司董事會所知持有本公司股本5%以上之股東，在本集團最大之五名客戶或供應商中擁有任何權益。

業績及溢利分配

本集團截至二零零五年三月三十一日止年度之業績載於第24頁之綜合收益表內。

董事會建議派發予於二零零五年九月八日營業時間結束時名列本公司股東名冊之股東，末期股息每股5.4港仙，合共54,409,000港元，並保留本年度之餘下溢利108,819,000港元。

物業、機器及設備

年內，本集團耗資約96,375,000港元購置物業、機器及設備。

有關上述及本集團物業、機器及設備之其他變動詳情載於財務報表附註14。

投資物業

本集團已於二零零五年三月三十一日重估其投資物業。

本集團投資物業之變動詳情載於財務報表附註15。

獨立非執行董事

劉嘉彥先生，四十九歲，香港執業會計師。劉先生於一九七九年畢業於加拿大英屬哥倫比亞大學，自一九八二年成為加拿大艾伯塔省會計師公會會員，其後於一九八六年起成為香港會計師公會會員。劉先生於一九八零年至一九八六年間曾任職卡加里及渥太華之Thorne Riddell，目前則為執業會計師劉白會計師事務所有限公司之執業董事。

郭琳廣先生，太平紳士，四十九歲，香港執業律師，現為萬盛國際律師事務所之主管合夥人，同時具有澳洲、英格蘭及新加坡之執業律師資格。郭先生亦為香港會計師公會及澳洲註冊會計師公會會員。郭先生畢業於澳洲悉尼大學，並分別取得經濟學士學位（主修會計及經濟）、法律學士學位及法律碩士學位。

郭先生現為消費者委員會副主席、葵涌醫院／瑪嘉烈醫院管治委員會委員、交通意外傷亡援助諮詢委員會委員及香港貿易及工業諮詢委員會委員，亦為中華人民共和國廣西自治區政協委員。

葉文俊先生，五十一歲，現為Robina Wood Limited高級副總裁，該公司之廠房設於上海，從事木地板產品製造及分銷業務。自葉先生於上海開展其業務前至二零零三年九月止期間，彼曾於一家在香港聯合交易所有限公司主板上市之公司—太平地氈國際有限公司（「太平」）擔任董事總經理。彼於一九八一年加入太平，現時仍為該公司之非執行董事。葉先生於一九七六年獲美國加州柏克萊大學頒發工業工程理學士學位。其後，於一九八零年獲賓夕凡尼亞大學之Wharton School頒發工商管理碩士學位。

董事會成員簡介

執行董事

黃垂豐先生，七十一歲，本公司之創辦人兼主席。黃先生現時就本集團整體政策提供意見，彼在商品及其他產品貿易方面已累積超過四十年經驗，其中包括逾二十年從事海產業務之經驗。

黃裕翔先生，四十六歲，本公司之董事總經理，負責本集團整體企業政策、策略規劃、發展、投資及集團管理。黃先生畢業於美國路易西安那州之巴滕魯日市路易西安那州立大學，主修國際貿易及金融，且在海產食品貿易方面擁有超過二十年經驗。彼於一九八六年加入本公司前，亦於船務代理業務、租賃及營運往返亞洲港口之遠洋輪船方面擁有經驗。

鄭鳳英女士，六十九歲，本公司之執行董事，負責行政總務及策略規劃。鄭女士於一九八六年加入本集團，在行政及財務投資方面擁有超過二十八年經驗。

黃裕桂先生，四十四歲，本公司之執行董事，負責所有於中國之冷凍海產及蔬菜產品生產工作。黃先生於美國路易西安那州夏文市之Southeastern Louisiana University修讀。一九八三年至一九八九年期間，黃先生為台灣一家漁業貿易公司之總裁。一九八九年，黃先生加入本集團，出任中國業務總經理，負責中國業務之日常運作和貿易事務，以及負責在南美洲、印度、中國和俄羅斯採購冷凍海產食品。於一九九四年，黃先生辭任本公司，及後於一九九六年三月再次加入本集團。

黃裕培先生，四十二歲，本公司之執行董事，負責在中國境外地區銷售及推廣本集團冷凍海產食品。黃先生畢業於美國路易西安那州新奧良Loyola University，主修工商管理，在海產食品貿易業務方面擁有逾十八年經驗。黃先生於一九八七年加入本公司前，曾在台灣一家漁業貿易公司任職貿易經理達三年。

黃培圓女士，三十二歲，本公司之執行董事，負責採購在中國市場銷售之冷凍海產，並負責國際銷售及將冷凍海產推銷至中國境外其他市場。黃女士畢業於美國Bloomington之Indiana University，於一九九五年加入本集團。

鄭乃銘先生，四十一歲，本公司之財務董事兼公司秘書，負責公司財政及整體財務管理及規劃工作。鄭先生畢業於香港大學，主修社會科學，並為香港會計師公會會員。鄭先生於一九九四年初加入本公司前，曾於香港一家國際會計師行工作超過六年。

展望 – 續

直接分銷及市場推廣

為刺激直接分銷及市場覆蓋率，除本集團美國附屬公司National Fish & Seafood Inc.進行之現有直接分銷及市場推廣，以及近期收購京食外，本集團亦計劃與客戶合作，直接售貨予零售商及向飲食服務供應商提供食品之公司。憑藉本集團發展完善之供應鏈及加工能力，加上客戶對所屬國家的市場瞭解，本集團預期上述雙管齊下策略將為客戶帶來領先市場之創新及具成本效益的解決方案。

融資

本集團之策略為改善採購、加工及物流業務之經營效率，此策略將需要資本投資。資金將主要來自溢利分配以及外部集資。發行將於二零零六年七月到期之認股權證將提供額外營運資金，以支持本集團擴展業務需要，特別是於二零零六年下半年當新廠房開始運作時之資金需要。最近，中漁國際向新加坡證券交易所申請將其股份上市。倘成功，將可循此渠道集資以擴展本集團之採購能力。

本集團約95%借貸為短期借貸。本集團亦將考慮利用長期融資之可能性，務求達致較佳財務狀況以供日後發展。

致謝

本集團之發展與成功，著實有賴各客戶、供應商、往來銀行、業務夥伴及股東之支持，以及董事會之業務遠見。本人亦藉此向本公司僱員及與本集團業務相關之漁民及農民朋友致謝，感謝他們為本年度卓越業績所作出貢獻。本人以興奮的心情迎接集團在未來一年預期中將能實現的成果，並展望我們的堅毅努力將可帶來豐厚回報。

董事總經理
黃裕翔

二零零五年七月二十五日

營運回顧 – 續

環境保護

作為一家從事採購及銷售魚類及海產業務之公司，太平洋恩利深明本身責任，必須遵守捕魚配額、保護漁場，以及牽頭鼓勵全球各地政府及捕魚公司採納此等原則。本集團視此為長期義務，以確保漁場得以持續經營。本集團承諾支持負責任及具效率之捕魚業，而整個業界未來將致力在消費者需求與保護魚苗間取得平衡。本集團確保捕獲及採購之魚類，均備有相關政府或其他適用機關所發出之正式證書及文件支持。

展望

展望將來，本集團預期太平洋恩利將有無限商機。

本集團之經營業務整合已取得良好進展。董事會深信，本集團於過去數年作出之努力已成功奠定一個鞏固的基礎，可持續達致實質增長。本集團相信，太平洋恩利正處於有利位置，可於未來數年把握機會以嶄新方法推廣及善用本集團之品牌。

為提高本集團邊際利潤及改善業務運作，本集團將繼續以整合的經營平台為基礎，建立業務策略。本集團利用開發中的技術，致力以使本集團各主要產品創造全面協同價值為目標。

除本集團現有批發渠道外，本集團亦計劃透過零售渠道直接分銷，以增加旗下所有產品之市場接觸面。

採購

本集團多個市場之人口日益富庶，保健意識亦日漸提高，帶動海產需求上升。然而，根據聯合國糧食及農業組織數據顯示，過去二十年海洋捕魚魚穫供應複合年增長率僅為1.6%。為確保本集團具備充裕及合法之海產供應，本集團計劃尋求與在魚類資源豐富之國家作業的捕撈公司建立策略聯盟，藉此加強其於太平洋及大西洋之捕撈能力。

加工

由於全球客戶均在追求可行的解決方案以達至更高品質、較低價格及更穩定的魚貨供應，以滿足他們對海產的需求，所以愈來愈多客戶轉向中國尋求所需。本集團深信，中國並無其他規模能與太平洋恩利匹敵，或能夠以較具競爭力的價格提供同樣優質產品之公司。

過去一年，本集團於中國之加工廠全面投入運作。為提升生產力，本集團於二零零五年六月收購中國青島一所加工廠，主要為供應日本市場所需。新廠房之每月生產能量為500公噸。本集團能生產優質及價廉的產品並透過京食分銷到日本，將使本集團之日本銷售額大幅增加。

與此同時，青島之新加工綜合設施將於二零零六年下半年投入運作。該設施將設有年產量達60,000公噸之冷凍魚柳及魚切塊加工生產線。其將提供足夠冷藏庫及生產力為增值產品加工。此將有利本集團進一步擴展產品種類。預期上述各項積極措施將可大幅改善本集團之經營效率，從而鞏固本集團於全球市場之地位。

營運回顧 – 續

銷售活動分析 – 續

加工

魚柳及魚切塊的銷售額增加23.1%至2,320,000,000港元，佔本集團總銷售額43.8%。銷售額增長主要源自各個主要市場對加工海產之殷切需求。於年內，本集團售出92,000公噸冷凍魚柳及魚切塊。

蔬菜和種植部

蔬菜銷售錄得營業額25,000,000港元。最受歡迎產品為菠菜、西蘭花和洋蔥，均為主要蔬菜類別。

流動資金及財務資源

於二零零五年三月三十一日，本集團之銀行借貸總額由二零零四財政年度之1,323,000,000港元增加53%至2,029,000,000港元。增加之銀行借貸用作撥付存貨增加。存貨由二零零四財政年度之888,000,000港元增加58%至二零零五財政年度之1,404,000,000港元。除為迎合中國市場龐大需求及魚類產品之原材料成本增加外，本集團增加存貨之原因亦為迎合本集團加工產品之銷售訂單增加，以及預期於二零零五年四月完成收購京食後源自日本市場之需求。因此，存貨週轉期由二零零四財政年度的82日增至二零零五財政年度89日。於二零零五年六月，存貨及銀行借貸均明顯減少。

於二零零五年三月三十一日，本集團手頭現金達296,000,000港元。二零零五年度資產負債比率增至96%。由於在二零零五年六月存貨及銀行借貸均明顯減少，本集團之資產負債比率亦於二零零五年六月底大幅降低。負債淨額為計息貸款減投保貿易應收賬款之貼現墊款以及於金融機構之現金及存款。股東權益包括股東資金及少數股東權益。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚低。鑑於近期宣佈人民幣升值，本集團之經營成本將輕微上升，惟因中國冷凍魚類市場佔總銷售額一半，加上國內採購能力有見改善，故人民幣升值預期可提升冷凍魚類之銷售額。本集團以自然對沖、遠期合約及期權，積極抵禦外匯風險。本集團亦嚴格禁止投機貨幣交易。

僱員及酬金

於二零零五年三月三十一日，本集團僱用合共5,500名僱員。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員購股權計劃，可按選定合資格僱員對本公司之貢獻向彼等授出購股權。

營運回顧－續

銷售活動分析


冷凍魚類買賣 51.5%
捕撈 3.6%
船務服務 0.6%
蔬菜 0.5%
魚柳及魚切塊加工 43.8%

海產部

眾所周知，魚類營養豐富，含有大量蛋白質、維他命和礦物質，並獲推薦為均衡飲食一部分。

太平洋恩利海產部自二十年前成立以來，經過多年不斷發展，至今已臻成熟，成為世界主要冷凍海產加工商兼供應商之一。全因本集團能夠在全球採購海產及加工生產頂級海產。

於二零零五財政年度，本集團共售出冷凍海產食品約312,000公噸，達5,242,000,000港元。

捕撈

於二零零五財政年度，本集團透過收購中漁國際開始從事捕撈業務。本集團於印度洋、太平洋及大西洋經營34艘漁船，漁船總排水量達39,000公噸。本集團利用先進之捕魚加工漁船捕撈多種魚類並進行加工。由於收購中漁國際於二零零四年七月十二日方始完成，本集團僅能確認中漁國際於二零零四年七月十三日至二零零五年三月三十一日之貢獻。於年內，中漁國際捕獲及加工約48,000公噸魚類。中漁國際對本集團之銷售額貢獻為192,000,000港元，淨溢利貢獻則為34,900,000港元。

採購及貿易

年內，本集團共售出約220,000公噸冷凍魚類，去年則為192,000公噸，銷售額增加11.7%至2,730,000,000港元。冷凍魚類主要銷往中國市場，並繼續成為貢獻本集團最高營業額的產品，佔總銷售額51.5%。

營運回顧

市場分析


中國 53.1%
其他地區 1.1%
東亞 4.8%
東歐 0.5%
西歐 20.7%
北美洲 19.8%

中國市場仍為太平洋恩利的主要收入來源，錄得19.9%增長至2,812,000,000港元，佔二零零五財政年度總銷售額53.1%。中國人民生活越趨富庶，消費力逐漸增強，注重健康的生活模式，中國市場將繼續為一強大市場。

於二零零五財政年度，西歐市場仍為本集團第二大市場，佔總銷售額的20.7%，銷售額上升16.6%至1,095,000,000港元。於二零零五財政年度，北美洲市場銷售額增加16.1%至1,047,000,000港元，佔本集團總銷售額19.8%。消費者現正由新鮮魚類以及燻製及鹽腌魚類產品轉為購買預製膳食。含有魚類之便利食品日益受年輕上班一族歡迎，他們追求即食及易於烹調之魚類產品。基於消費者對此類產品之喜好，令西歐及北美洲市場非常依賴如太平洋恩利等公司之進口以應付需求。

溢利分配

為貫徹本集團一貫之股息政策，即向股東每年一次分派本集團淨溢利三分之一作為全年股息，董事會建議向股東宣派末期股息每股普通股5.4港仙。

業務回顧

隨著全球消費者日益注意衡常進食含多種營養之魚類及海產所帶來之健康益處，使本集團產品之需求持續強勁。

於本財政年度，太平洋恩利作出多項重大發展。除業務增長外，策略性投資及收購為本集團帶來令人滿意之增長，亦為股東帶來理想的業績回報。藉著投資項目，本集團實現完善之業務整合，並得以完全掌握冷凍海產業務－由開發魚類資源（魚穫及採購）以至加工及分銷予批發商及零售商。

本集團之策略從中港漁業有限公司收購中漁國際49.9%股權開始，其後再由太平洋恩利（控股）有限公司收購中漁國際另外2%直接股本權益。此舉讓本集團獲得更多原材料供應及進一步提升本集團採購業務，從而提升本集團營運效率。

於期內，本集團亦收購了日本海產加工公司京食60%股本權益，該公司經營超過五十年，於日本擁有三間加工廠，主要生產經調味、腌製、燻製及鹽腌之魚柳，並透過魚市場、食品服務、超級市場及批發市場銷售予客戶。於京食之投資將可讓本集團進一步開拓日本市場。此外，由於本集團將能直接透過京食取得原材料及銷售產品，本集團將能減省分銷成本。

除營運方面取得重大進展外，本集團亦再錄得突破紀錄之業績，盈利增長強勁，邊際利潤穩步上升，集團整體財務狀況均有所改善。



截至三月三十一日止年度
2005
2004
2003
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
倍

利息盈利率

由於本集團之盈利率改善，利息盈利率由二零零四財政年度的2.98倍升至二零零五財政年度的3.53倍。



截至三月三十一日止年度
2005
2004
2003
0
20
40
60
80
100
日

存貨週轉期

除為迎合中國市場龐大需求及為魚類產品之原材料成本增加外，本集團存貨增加之原因亦為迎合本集團加工產品增加之銷售訂單，以及預期於二零零五年四月完成收購京食株式會社(「京食」)後來自日本市場之需求。存貨週轉期由二零零四財政年度82日微增至二零零五財政年度89日。



截至三月三十一日止年度
2005
2004
2003
0
20
40
60
日

應收賬款週轉期

應收賬款週轉期由56日減至52日。


2005
2004
2003
截至三月三十一日止年度
0
500
1,000
1,500
百萬港元

股東資金

股東資金增加13.3%至1,395,000,000港元。


2005
2004
2003
截至三月三十一日止年度
1.00
1.10
1.20
1.30
1.40
1.50
港元

每股資產淨值

每股資產淨值增加13.8%至1.40港元。

毛利率


2005
2004
2003
截至三月三十一日止年度
0
4
8
12
%

純利率


2005
2004
2003
截至三月三十一日止年度
0
2
4
6
%

本集團之毛利率亦由二零零四財政年度之10.25%上升至二零零五財政年度之11.76%，源自業務改善及中漁國際有限公司(「中漁國際」)之貢獻。純利率由3.37%增加至本年度4.59%。


2005
2004
2003
截至三月三十一日止年度
0
2
4
6
8
10
12
14
16
18
港仙

每股盈利

年內每股盈利由二零零四財政年度之14.8港仙增加10.1%二零零五財政年度之16.3港仙，反映本集團盈利能力增加。

董事總經理報告及業務分析

二零零五財政年度為太平洋恩利國際控股有限公司(「太平洋恩利」或「本公司」)及其附屬公司(「本集團」)另一個成功年度,我們為取得顯著的成果感到欣慰。我們的財務表現反映我們為一家全面整合及領導世界的食品供應商。我們的業務規模、範疇及策略遠見,在海產食品行業尤其突出。

年內,我們藉着增加現有產品種類從而創造企業價值及達致業務增長的目標。我們研製新產品類別及擴充現有產品。我們專注提高現有產品之市場滲透率,並為年內推出之新產品開拓新市場。此外,我們透過持續精簡加工能力,有效地控制成本。

財務摘要


2005
2004
2003
截至三月三十一日止年度
0
1,000
2,000
3,000
4,000
5,000
6,000
百萬港元

營業額

於二零零五年財政年度,本集團之營業額增加20.6%至5,298,000,000港元。營業額增長主要由於現有產品市場之需求增加。

經營溢利


2005
2004
2003
截至三月三十一日止年度
0
50
100
150
200
250
300
350
百萬港元

股東應佔溢利


2005
2004
2003
截至三月三十一日止年度
0
50
100
150
200
百萬港元

與更高的銷售相符,本集團錄得較佳之盈利。經營溢利由二零零四財政年度之227,000,000港元增加51.7%至二零零五財政年度之345,000,000港元。股東應佔溢利由二零零四財政年度之112,000,000港元增至二零零五財政年度之163,000,000港元。

業務架構

太平洋恩利國際控股有限公司

資源發展及貿易部　　加工及分銷部

蔬菜及種植部　運輸及船務代理　全球採購及供應　捕漁業務　海產加工業務　市場推廣部　分銷部

中國加工業務　船務代理部　採購部　北美加工業務　北美銷售業務　北美分銷部

物流供應　國際採購業務　National Fish & Seafood, Inc. (60%)　歐洲銷售業務　National Fish & Seafood, Inc. (60%)

船舶租賃部　俄羅斯業務　中國加工業務　中國銷售業務　中國分銷業務

運輸船舶　供應部　分包加工部　Pelican Food

國際銷售業務　中國十六家分包加工廠　歐洲分銷業務

中國銷售業務　日本加工業務　日本分銷部

京食株式會社 (60%)　京食株式會社 (60%)

直接加工部

四家自營工廠

公司資料

董事會

執行董事：

黃垂豐　*主席*
黃裕翔　*董事總經理*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

獨立非執行董事：

劉嘉彥
郭琳廣
葉文俊

審計委員會

劉嘉彥
郭琳廣
葉文俊

公司秘書

鄭乃銘

律師

麥堅時律師行

核數師

德勤•關黃陳方會計師行

主要往來銀行

Bank Mandiri
中國銀行
東方匯理銀行
恒生銀行
滙豐銀行
荷蘭合作銀行
渣打銀行

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
干諾道西188號
香港商業中心
3201-3210室

百慕達股份過戶主要登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

香港股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

企業簡介及宗旨

企業簡介

太平洋恩利國際控股有限公司自一九八六年起從事各種冷凍食品供應業務，現時更將業務範疇擴展至從收成、採購、加工及分銷不同種類冷凍食品業務，業務遍及中華人民共和國（「中國」）、北美洲、南美洲、歐洲、非洲及亞洲等全球三十六個國家。本公司之客戶包括批發商、零售商、加工商、再加工商及機構客戶。

本公司於一九九四年在香港聯合交易所有限公司上市，總部位於香港，而辦事處則遍佈中國、新加坡、日本、俄羅斯及北美洲。一九九六年，本集團屬下經營採購及貿易業務之太平洋恩利（控股）有限公司另行在新加坡證券交易所有限公司上市。

企業宗旨

成為一間全面整合的環球食品供應商：從事捕撈、採購、加工及透過多元化的環球分銷網絡分銷多元化的冷凍食品，以滿足世界各地注重價值及健康的廣大消費者。

目　　錄